DISTRIBUTION AND SUPPLY AGREEMENT

By and Between

Molecular Pharmacology Limited (ACN 110 037 860)

And:

Molecular Pharmacology (USA) Limited

DATED: OCTOBER 13,  2005

TABLE OF CONTENTS

ARTICLE 1: DEFINED TERMS	-1-
1.01 Defined Terms	-1-
1.02 Terms Generally	-6-
ARTICLE 2: APPOINTMENT OF DISTRIBUTOR; RIGHTS AND LIMITATIONS; RIGHTS OF FIRST REFUSAL FOR THE LICENSED PRODUCTS	-6-
2.01 Appointment of Distribution Rights *	-6-
2.02 Territorial Limitation	-6-
2.03 Restriction on Sub-Distributors	-6-
2.04 Compliance with Licensed Product Registration Resale in Same Packaging	-7-
2.05 No Ownership Rights Conveyed on Effective Date	-7-
2.06 Right of First Refusal to Purchase Licensed Products	-7-
2.07 Non-Compete	-8-
ARTICLE 3: DISTRIBUTOR RESPONSIBILITIES	-8-
3.01 Distribution Diligence	-8-
3.02 Promotional Materials and Activities	-9-
3.03 Use of Trademarks; Trade Dress	-11-
3.04 Trademark Infringement by Third Parties	-12-
3.05 Rebates	-12-
3.06 Medicaid Information	-12-
3.07 Federal Government Pricing Programs	-13-
3.08 Shipping and Distribution Obligations	-13-
3.09 Pricing; From and after the Effective Date	-14-
3.10 Sales Force	-14-
3.11 Accounting Records	-14-
ARTICLE 4: MPL RESPONSIBILITIES	-14-
4.01 Supply of Licensed Products	-14-
4.02 Retention of Licensed Product Registrations During the Term.	-14-
4.03 Prosecution and Maintenance of Trademarks and Patents	-16-
4.04 No Obligation to Develop New Formulations or Indications	-16-
ARTICLE 5: PAYMENTS BY THE DISTRIBUTOR; PURCHASE AND SALE OF LICENSED PRODUCTS	-16-
5.01 Payments	-16-
5.02 Purchase of Licensed Products - Annual Minimum Purchase Requirements/Minimum Gross Receipts	-17-
5.03 Bi-Annual Supply Schedule; Purchase Orders	-18-
5.04 Bi-Annual Supply Schedule Authorization and Purchase Order Terms	-19-
5.05 Order Quantities	-20-
5.06 Prices for Licensed Products	-20-
5.07 Delivery	-20-
5.08 Invoicing; Payment	-20-
5.09 Subcontracts	-21-
5.10 Forms	-21-
5.11 Quantitative Deficiencies	-21-
5.12 DISCLAIMER OF WARRANTIES	-21-
ARTICLE 6: MANUFACTURE OF LICENSED PRODUCTS; CERTAIN REGULATORY MATTERS; COMMUNICATION	-22-
6.01 Manufacture of Licensed Products	-22-
6.02 Certificate of Analysis	-22-
6.03 Rejection of Licensed Products by Distributor; Remedies	-22-
6.04 Safety Data Exchange	-23-
6.05 Medical Information Services	-23-
6.06 Returns and Chargebacks	-23-
6.07 Licensed Product Recall	-23-
6.08 Licensed Product Complaints	-24-
6.09 Additional Covenants of Distributor	-24-

6.10 Compliance with Applicable Law	-24-
6.11 Reasonable Cooperation	-25-
6.12 Compliance Audits	-25-
ARTICLE 7: FEES AND PAYMENTS	-25-
7.01 Manner of Payment	-25-
7.02 No Additional Amounts	-26-
7.03 Late Payments	-26-
7.04 Right of Offset	-26-
7.05 Rights Not Prejudiced by Accepting Payment	-27-
ARTICLE 8: REPRESENTATIONS AND WARRANTIES	-27-
8.01 Representations and Warranties of Both Parties	-27-
8.02 Representations and Warranties of MPL	-27-
8.03 Representations and Warranties of Distributor	-28-
8.04 No Reliance by Third Parties	-29-
ARTICLE 9: INDEMNIFICATION AND INSURANCE	-29-
9.01 MPL Indemnity	-29-
9.02 Distributor Indemnity	-30-
9.03 Control of Proceedings	-31-
9.04 Insurance	-31-
9.05 LIMITATION OF LIABILITY	-31-
9.06 Survival	-32-
ARTICLE 10: FORCE MAJEURE	-32-
10.01 Force Majeure	-32-
ARTICLE 11: CONFIDENTIALITY	-32-
11.01 Confidentiality	-32-
11.02 Use of Information	-33-
11.03 Relief	-33-
ARTICLE 12: TERM; TERMINATION	-33-
12.01 Term	-33-
12.02 Breach	-34-
12.03 Insolvency or Bankruptcy	-34-
12.04 Other Termination	-34-
12.05 Effect of Termination or Expiration	-35-
12.06 Accrued Rights, Surviving Obligations	-35-
12.07 Residual Payments	-35-
ARTICLE 13: GENERAL PROVISIONS	-36-
13.01 Assignment	-36-
13.02 Non-Waiver	-36-
13.03 Notices	-36-
13.04 Amendments	-37-
13.05 Entirety of Agreement	-37-
13.06 Public Announcements	-37-
13.07 Governing Law	-37-
13.08 Relationship of the Parties	-37-
13.09 Counterparts	-38-
13.10 Severability	-38-
13.11 Cumulative Rights	-38-
13.12 No Other Rights	-38-
13.13 Expenses	-38-
Exhibits	-40-

DISTRIBUTION AND SUPPLY AGREEMENT

This MARKETING AND DISTRIBUTION AGREEMENT (this "Agreement") is made and entered into as of October 13, 2005,

By and Between:

Molecular Pharmacology Limited (ACN 110 037 860), a corporation duly organized and existing under the applicable laws of Australia, having an address at Level 1, 284 Oxford Street, Leederville, Western Australia ("MPL").

And:

Molecular Pharmacology (USA) Limited, a corporation duly organized and existing under the applicable laws of the State of Nevada, and having an address at 12880 Railway Avenue, Vancouver, British Columbia, Canada ("Distributor").

RECITALS

WHEREAS, Cambridge Scientific Pty Ltd owns the intellectual property to metallo-polypeptide analgesic in various formulations, presentations and strengths; and

WHEREAS, Cambridge Scientific Pty Ltd has granted to MPL the marketing and distribution rights to metallo-polypeptide analgesic in various formulations, presentations and strengths; and

WHEREAS, Distributor wishes to obtain the exclusive right to distribute, even as to MPL, market, promote, detail, advertise and sell the Licensed Products (as hereinafter defined) as MPL's exclusive distributor of such Licensed Products in the Territory (as hereinafter defined), and to utilize MPL's Trademarks (as hereinafter defined) to identify the Licensed Products in connection with the distribution, marketing, promotion, advertisement and sale of the Licensed Products in the Territory as described herein, and MPL wishes to grant such rights to Distributor on the terms and conditions set forth in this Agreement; and

WHEREAS, Distributor wishes to purchase from MPL, and MPL agrees to supply to Distributor, Distributor's entire requirements of the Licensed Products, for distribution in the Territory for the Term (as hereinafter defined).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and legal sufficiency of which are hereby mutually acknowledged, MPL and Distributor hereby agree as follows:

ARTICLE 1: DEFINED TERMS

1.01 Defined Terms. The following terms, whether used in the singular or plural, shall have the meanings assigned to them below for purposes of this Agreement:

"Actual Quantity" has the meaning set forth in Section 5.03(c).

"Adverse Event" shall mean any adverse event associated with the use of the Licensed Products in humans, whether or not considered drug-related, including (i) an adverse event occurring in the course of the use of the Licensed Products in professional practice; (ii) an adverse event occurring from an overdose, whether accidental or intentional, related to the Licensed Products; (iii) an adverse event occurring from drug abuse related to the Licensed Products; (iv) an adverse event occurring from withdrawal of the Licensed Products; and (v) any failure of expected pharmacological action, or such other definition as may from time to time be set forth in 21 CFR Part 314.80.

"Affiliate" means, with respect to any person, any other person, that directly or indirectly controls, is controlled by, or is under common control with, such person. For such purposes, control, controlled by and under common control with shall mean the possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting stock or partnership interest, by contract or otherwise. In the case of a corporation, the direct or indirect ownership of fifty percent (50%) or more, or the ownership percentage as required under local jurisdiction, of its outstanding voting shares or the ability otherwise to elect a majority of the board of directors or other managing authority of the entity shall in any event be deemed to confer control, it being understood that the direct or indirect ownership of a lesser percentage of such shares shall not necessarily preclude the existence of control.

"Agreement" means this agreement, together with all appendices, exhibits and schedules hereto, as the same may be amended or supplemented in accordance with this Agreement.

"Annual Minimum Purchase Requirement" has the meaning set forth in Section 5.01(b).

"Annual Period" means any of the four periods identified as such in the table in Section 5.01(b) and, if the Term of this Agreement is extended pursuant to Section 12.01, each twelve (12) month period ending on the anniversary of October 13, 2005.

"Applicable Laws" means all laws (including the common law), ordinances, rules and regulations applicable to this Agreement or the activities contemplated hereunder, including without limitation the Federal Food, Drug, and Cosmetic Act and applicable regulations, federal and state anti-kickback laws, privacy laws, consumer protection statutes, laws relating to sample accountability and any requirements under any Licensed Product Registrations applicable to the Licensed Products in the Territory.

"Applicable Percentage" has the meaning set forth in Section 5.06(a).

"Average Annual Net Sales" has the meaning set forth in Section 12.07.

"Bi-Annual Supply Schedule" has the meaning set forth in Section 5.03(c).

"Business Day" means any day that is not a United States federal holiday.

"Calendar Quarter" means a period of three (3) consecutive calendar months commencing each January 1, April 1, July 1, and September 1 and ending each December 31, March 31, June 30 and September 30, as the case may be.

"Cambridge" means Cambridge Scientific Pty Ltd (ACN 109 247 118) of Level 1, 284 Oxford Street, Leederville, Western Australia.

"Commercially Reasonable Efforts" of a Party means those efforts consistent with the exercise of its prudent scientific and business judgment as applied to other commercialization efforts for products of similar scientific and commercial potential within the relevant product lines of such Party.

"Commencement Date" means the date that any Licensed Product is available and ready for distribution and sale in commercial quantities in the Territory under the terms of this Agreement.

"Commencement Period" means the period commencing on the Commencement Date and ending on a date, which shall be designated by Distributor in writing at least fifteen (15) Business Days prior to such date, that is no later than nine (9) months after the Commencement Date, determined by Distributor, in its sole discretion to be the date by which Distributor has or shall have sufficient warehousing capabilities such that the services contemplated by the provisions of Section 3.08 are no longer necessary. Any extension of the Commencement Period shall be upon mutual agreement, in writing, by the Parties.

"Confidential Information" has the meaning set forth in Section 11.01(a).

"Confidentiality Agreement" has the meaning set forth in Section 11.01(b).

"Cost of Goods" means the price at which Distributor purchases Licensed Products from MPL, as set forth in Section 5.05.

"CSO" means a contract sales organization that is engaged in the business of promoting prescription drug products.

"DDMAC" means the FDA's Division of Drug Marketing, Advertising and Communications.

"Delivery Date" has the meaning set forth in Section 5.04(b).

"Distributor Claim" has the meaning set forth in Section 9.01.

"Distributor Party" has the meaning set forth in Section 9.01.

"Effective Date" means the date upon which this Agreement was first entered into, as set forth above.

"FDA" means the United States Food and Drug Administration, or any successor agency of the United States.

"Federal Programs" has the meaning set forth in Section 3.07.

"GLP" has the meaning set forth in Section 8.02(f)(ii).

"Minimum Gross Receipts" means:

  for the first twelve (12) months period after the Effective Date, five hundred thousand dollars ($500,000);
  for the second twelve (12) months period after the Effective Date, two million dollars ($2,000,000.00);
  for the third twelve (12) months period after the Effective Date and for each year after that, as provided for in clause 5.2.

"Good Manufacturing Practices" means all current good manufacturing practices as defined under 21 USC ss. 351(a)(2)(B) and the FDA regulations promulgated thereunder, as in effect from time to time.

"Governmental Authority" means any Federal, state, local or foreign governmental authority, agency or other body.

"Gross Receipts" means the Gross Receipts more particularly set out and described in Exhibit 5.01(b).

"Intellectual Property" means: (i) all patents and patent applications in existence as of the Effective Date, as set forth on EXHIBIT 1.01A.

"Licence" means the licence granted by the MPL to the Distributor by this Agreement.

"Licensed Field" means the topical application of the Technology for human use only, and specifically excludes:

  dermatological or cosmetic use, or tissue repair or tissue regeneration effect; and
  any use or application of the Technology in non-human groups or species.

"Licensed Products" means all products in all dosage forms, formulations, line extensions and package configurations using or otherwise incorporating any aspect or production method of metallo-polypeptide analgesic as an active ingredient marketed by MPL or its Affiliate in the Territory under the tradename Tripeptafen or any other trade names or Trade Marks used by MPL relating to the product and any improvements to such formulations or dosages as may hereafter be distributed by MPL or its Affiliates in the Territory during the Term for the topical application for human use only, and specifically excludes:

  dermatological or cosmetic use, or tissue repair or tissue regeneration effect;
  any use or application of the Licensed Product in non-human groups or species; and
  Thermalife cream, presently owned by Pharmanet Group Limited (ACN 006 640 553) the holding company of MPL.

"Licensed Product Packaging Materials" means all packaging materials used in the manufacture of, and shipment of, the Licensed Products, as in effect on the date hereof, including primary and secondary containers, closures, tertiary packaging materials, labels and leaflets, all as revised from time to time in accordance with the terms and conditions of this Agreement.

"Licensed Product Registration" means the approvals or registrations for any of the Licensed Products which have been received by MPL in the Territory, including without limitation the Drug Master File (DMF) and NDA for the Licensed Product.

"Manufacturing Documentation" means, with respect to any Licensed Product, any and all current validation reports, any current formulation's manufacturing instructions, and current batch record templates, and which are specific to or otherwise used in Secondary Manufacture of the finished form of the Licensed Product. For avoidance of doubt, it is understood and agreed that the term "Manufacturing Documentation" shall only apply to such documents as are used in, or that relate to, the finished goods manufacturing process, and shall not in any case apply to the Primary Manufacturing process or to the synthesis of any of the active drug substance in the Licensed Product.

"Market" means market, distribute, sell, supply or any other way dispose of.

"Material Adverse Effect" has the meaning set forth in Section 8.02(b).

"MPL Claim" has the meaning set forth in Section 9.02.

"MPL Entities" means MPL and those MPL Affiliates that manufacture, distribute, sell, promote or market the Licensed Products in the Territory.

"MPL Party" has the meaning set forth in Section 9.02.

"NDA" means a New Drug Application filed with the FDA for any product, requesting permission to place a drug on the market in accordance with 21 CFR Part 314, and all amendments or supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning such product which are necessary for FDA approval to market such product in the Territory.

"NDC" means National Drug Code.

"Net Sales" means the gross amount invoiced for Licensed Products by Distributor or its Affiliates to Third Parties in the Territory, less:

  quantity, trade, and/or cash discounts, allowances, rebates, chargebacks and price adjustments or reductions allowed or given;
  credits, rebates, chargebacks, or refunds allowed for rejected, outdated, damaged, or returned Licensed Products;
  the Cost of Goods; and
  any other similar and customary deductions as defined and accepted by U.S. Generally Accepted Accounting Principles.

Deductions shall be determined in accordance with U.S. Generally Accepted Accounting Principles, consistently applied. If any of the Licensed Products are sold for compensation other than cash, Net Sales shall be calculated based on the gross list price of the Licensed Products on the date of sale in cash.

"Net Wholesale Price" means the gross list price published by Distributor, ex-factory, to its wholesale customers for the Licensed Products.

"Patents" means all patents relating to the Licensed Products, patent applications filed by or on behalf of MPL now and in the future (including patents or patent applications relating to the MPL's Improvements and the Licensee's Improvements) and any proposed patent as set out in a patent strategy in any jurisdiction in the Territory including those set out in Exhibit 1.01A of the Agreement.

"Party" means MPL or Distributor and, when used in the plural, shall mean MPL and Distributor.

"PDMA" means the Prescription Drug Marketing Act.

"Person" means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership, limited liability company, or other business entity, or any government or any agency or political subdivision thereof (including but not limited to FDA).

"Pre-Clearance Period" has the meaning set forth in Section 3.02(b)(ii).

"Pre-Clearance Process" has the meaning set forth in Section 3.02(b)(ii).

"Primary Manufacture" or "Primary Manufacturing" means the process used in the manufacture of an active drug substance (including, but not limited to the synthesis thereof), the result of which will be used in Secondary Manufacturing of a pharmaceutical product.

"Promotional Review Notice" has the meaning set forth in Section 3.02(b)(i).

"Purchase Order" has the meaning set forth in Section 5.03(a).

"Recall" has the meaning set forth in Section 6.07.

"Renewal Date" has the meaning set forth in Section 12.01.

"Royalty" has the meaning set forth in Section 5.01(b).

"Secondary Manufacture" or "Secondary Manufacturing" means the manufacturing and packaging process used in formulating the active drug substance and all excipients into a final dosage form of a pharmaceutical product.

"Serious Adverse Event" means an Adverse Event occurring at any dose that results in any of the following outcomes: death, a life-threatening Adverse Event, inpatient hospitalization or prolongation of existing hospitalization, a persistent or significant disability/incapacity, or a congenital anomaly/birth defect. Important medical events that may not result in death, be life-threatening, or require hospitalization may be considered a Serious Adverse Event when, based upon appropriate medical judgment, they may jeopardize the patient or subject and may require medical or surgical intervention to prevent one of the outcomes listed in this definition.

"Technology" means the product or invention:-

  metallo-polypeptide analgesic production method and all improvements and all industrial and intellectual property rights which may be derived or obtained from the Patent; and
  the Documentation which forms part of the Patent and contains technical information relating to the Patent.

"Term" has the meaning set forth in Section 12.01.

"Territory" means the United States of America, excluding its territories and possessions.

"Third Party" means any Person whom or which is neither a Party nor an Affiliate of a Party.

"To The Knowledge of" a specified entity or any similar term means to the actual knowledge of the officers of the specified entity having operating responsibility for the business of such entity.

"Trademarks" means the trademarks set forth on Exhibit 1.01B.

1.02 Terms Generally. All references herein to Articles, Sections, paragraphs, clauses, Exhibits and Schedules shall be deemed references to Articles, Sections, paragraphs and clauses of this Agreement and Exhibits and Schedules to this Agreement unless the context shall otherwise require.

ARTICLE 2: APPOINTMENT OF DISTRIBUTOR; RIGHTS AND LIMITATIONS; RIGHTS OF FIRST REFUSAL FOR THE LICENSED PRODUCTS

2.01 Appointment of Distribution Rights.

  Subject to the terms and conditions of this Agreement, MPL hereby appoints Distributor as MPL's exclusive distributor (exclusive even as to MPL and its Affiliates) of the Licensed Products in the Territory, and, in connection therewith, grants to Distributor the exclusive right (exclusive even as to MPL and its Affiliates) to market, promote, advertise, sell and distribute the Licensed Products in the Territory. The appointment made in the preceding sentence shall commence as of the Effective Date and continue throughout the Term, and shall not survive past the termination or expiration of the Term. MPL and its Affiliates shall not engage in any marketing, promotion, advertisement, sale or distribution (except to the extent provided in Section 2.01(b) below) of the Licensed Products within the Territory during the Term of this Agreement. MPL shall not knowingly sell to any of its Affiliates or any Third Party outside the Territory Licensed Products for resale inside the Territory.
  MPL shall retain the right to ship Licensed Products through its distribution channels in the Territory, as long as such shipment is solely in connection with providing Licensed Products to MPL Affiliates for sale outside the Territory or to Distributor within the Territory.

2.02 Territorial Limitation. Distributor agrees that it shall conduct its marketing, promotion, advertisement, sale and distribution of the Licensed Products solely in the Territory. Distributor shall not sell, market, promote, advertise or distribute the Licensed Products outside the Territory. Distributor shall not knowingly sell the Licensed Products, directly or indirectly, to any Third Party in the Territory for resale outside the Territory. It is acknowledged by the parties, however, that certain sales of the Licensed Products by Distributor to the United States Government, and its subdivisions thereof, may result in the Licensed Products being shipped to military bases and other government installations that are outside the scope of the Territory and such sales shall not constitute a breach of this Agreement. MPL shall use Commercially Reasonable Efforts to ensure that its Affiliates shall not sell the Licensed Products, directly or indirectly, to Third Parties in the Territory for commercial sale. The Distributor shall immediately refer to MPL all enquiries received for the Licensed Product from outside the Territory or for delivery of the Licensed Product outside the Territory.

2.03 Restriction on Sub-Distributors. Without the prior written consent of MPL, Distributor shall not grant to any Third Party any rights to market, promote, advertise, sell or distribute the Licensed Products, and shall not enter into any agreement or arrangement with respect to co-promoting the Licensed Products. The foregoing notwithstanding, Distributor may employ the services of a Third Party in:

  the detailing of the Licensed Products to healthcare professionals in the Territory, so long as any sales representative deployed by such Third Party for Distributor for such purpose shall at such time not detail products that are competitive with the Licensed Products, the receiving, warehousing and shipping of the Licensed Products for Distributor, or the acceptance of orders, generation of invoices and collection and management of receivables with respect to Distributor's sales of the Licensed Products.

2.04 Compliance with Licensed Product Registration Resale in Same Packaging. Distributor shall not at any time do, and neither shall Distributor permit its agents or representatives to do, any act in violation of the Licensed Product Registration for any of the Licensed Products in the Territory. In the event that any filings are required to be made with or approvals required to be obtained from applicable regulatory authorities in order to sell the Licensed Products to Distributor or for Distributor to initiate distribution, marketing, advertisement, sale or promotion of the Licensed Products in the Territory, the Parties shall cooperate fully to ensure that such filings and approvals are obtained or made as expeditiously as reasonably practicable. Distributor shall not alter in any manner any of the Licensed Products or its packaging as sold to it by MPL hereunder and shall resell the Licensed Products without alteration in the form sold to it by MPL.

2.05 No Ownership Rights Conveyed on Effective Date. Except for Distributor's right to use the Trademarks pursuant to Section 3.03 hereof, no right or license under any Trademark, or under any patent rights or know-how owned or controlled by MPL or any of its Affiliates to make or have made the Licensed Products is granted under this Agreement to Distributor. Without limiting the foregoing, the Parties acknowledge and agree that nothing in this Agreement shall grant to Distributor any right or interest in any new Licensed Products, dosage forms, or other presentations at any time derived or developed by MPL in connection with the Licensed Products.

2.06 Right of First Refusal to Purchase Licensed Products.

  Subject to the terms and conditions of this Agreement, in the event that at any time during the Term MPL decides to divest itself of any of the Licensed Products, whether by assignment, sale, conveyance, transfer, license or other means, MPL will first offer to Distributor the opportunity to purchase all the Licensed Products. Without limiting the generality of the foregoing, MPL will refrain from offering any of the Licensed Products to any third Party until either:
      Distributor has advised MPL in writing that it elects not to accept MPL's offer of the Licensed Products, or following a period of good faith negotiation, MPL and Distributor are unable to reach an agreement concerning a purchase of the Licensed Products.

  Whereupon, MPL may offer and sell any of the Licensed Products to a Third Party on terms no less favorable to MPL than those last offered by MPL to Distributor, it being understood, however, that any such sale to a Third Party that occurs prior to the expiration of the Term shall be subject to Distributor's rights under this Agreement, including Distributor's right to act as exclusive distributor of the Licensed Products in the Territory. If MPL does not complete such sale to a Third Party within one hundred eighty (180) days after either date described in the immediately preceding sentence, MPL shall again be subject to the provisions of this Section 2.06 with respect to any divestiture of the Licensed Products.

  In the event that at any time after the expiration or termination of the Term and within twenty-four (24) months after such expiration or termination MPL decides to divest itself of any of the Licensed Products, whether by assignment, sale, conveyance, transfer, license or other means, MPL will afford Distributor an opportunity to purchase such Licensed Products; it being understood, however, that such opportunity shall not constitute a right of first refusal.

  The completion of any assignment, sale, conveyance, transfer, license and delivery with respect to the Licensed Products pursuant to this Section 2.06 shall be referred to herein as the "Transfer" of the Licensed Products. The Parties acknowledge that the completion of the Transfer may be subject to governmental consents or approvals.
  In the event that at any time within twenty-four (24) months after the termination or expiration of this Agreement, MPL decides to abandon one or more of the Licensed Products, MPL will first offer to Distributor the opportunity to acquire the rights to such Licensed Products. Pursuant to such offer, MPL and Distributor shall conduct good faith negotiations with respect to the terms of such acquisition.

2.07 Non-Compete. During the Term of this Agreement, Distributor shall not distribute, market, promote, detail, advertise or sell any product within the same therapeutic category, containing the same active pharmaceutical ingredient and approved for the same indication that competes directly with any Licensed Product.

ARTICLE 3: DISTRIBUTOR RESPONSIBILITIES

3.01 Distribution Diligence. In fulfillment of its obligations under this Agreement, during the Term Distributor shall:

  maintain levels of inventory, after the Commencement Period, of each of the Licensed Products no greater than is reasonable and consistent with customary industry practice and Distributor's historical sales patterns of the Licensed Products to its customers;
  provide, at its expense, a traceability system for the Licensed Products reasonably comparable to customary industry practices;
  use Commercially Reasonable Efforts to ensure that all sales force personnel promote the Licensed Products in a manner that is consistent with the Licensed Products' applicable Licensed Product Registration and labeling and that is permitted by Applicable Laws. If Distributor becomes aware of any such activity in contravention of the immediately foregoing standards, Distributor shall take prompt affirmative action to ensure that such activity shall cease, and take additional remedial action to advise its sales personnel concerning the activities described in this subsection;
  use Commercially Reasonable Efforts not to take any action which constitutes a violation of Applicable Laws or breach of this Agreement and would have a material adverse impact on:
    the commercialization of the Licensed Products in the Territory; or
    the then existing business of MPL, its Affiliates and licensees with respect to the Licensed Products outside of the Territory;
  assist MPL in obtaining, as soon as reasonably practicable following the Effective Date, and no later than six (6) months following the Effective Date, at MPL's sole and exclusive expense, any and all requisite NDCs in Distributor's name for the Licensed Products, and, except as otherwise provided in this Agreement, obtain any and all governmental approvals as are required for Distributor to fulfill its obligations hereunder. MPL shall cause the NDC number obtained by Distributor to appear on all Licensed Products (other than Licensed Products consisting of current inventory of finished goods) sold by MPL to Distributor as soon as reasonably practicable;
  maintain the availability of the current package inserts with respect to the Licensed Products on any website maintained by Distributor or its Affiliates for the distribution, marketing, promotion, detailing, advertising or sale of the Licensed Products and at such other locations where Distributor or any such Affiliates make information regarding the Licensed Products available; and

  use Commercially Reasonable Efforts to sell, market, detail, promote, advertise and distribute the Licensed Products in a manner that will not have a material adverse effect on the Licensed Products.
  include all Licensed Products in its Patient Assistance Program. For purposes of this clause (viii), the "Patient Assistance Program" shall be those indigent programs maintained by Distributor.

3.02 Promotional Materials and Activities.

  Subject to the provisions of Section 3.02(b) below, Distributor shall be solely responsible, at its sole expense and under its sole control for conducting all promotional activities and for designing, preparing and distributing all materials, advertisements and activities used in the promotion, advertising and marketing of the Licensed Products within the Territory. Distributor shall Ensure that all materials, advertisements and promotional activities comply with, and Distributor shall be solely responsible and liable for any failure of such materials and activities to comply with, the applicable labeling and Licensed Product Registration for any of the Licensed Products and with Applicable Laws and regulations, notwithstanding any prior review or approval of such materials or activities by MPL and notwithstanding that such materials or activities may have been previously reviewed, used or conducted by MPL. Distributor shall be solely responsible for fulfilling regulatory requirements pertaining to its promotional materials and activities, including, without limitation, sole responsibility for submitting to FDA all promotional and advertising materials prepared by or for Distributor at the time of initial dissemination, by way of a Form FDA-2253, consistent with 21 CFR Part 314.81. To this effect, MPL shall, upon the Effective Date, or as soon thereafter as is reasonably practicable, place a letter on file with DDMAC with respect to the Licensed Products advising DDMAC that Distributor shall be the sole marketer and promoter of the Licensed Products in the Territory and requesting that DDMAC address regulatory inquiries and concerns regarding Distributor's promotional activities solely with Distributor. Distributor shall promptly, but in no event less than one (1) Business Day after Distributor's receipt thereof, provide a copy to MPL of any correspondence from a government agency with respect to any of the Licensed Products, including, but not limited to, the FDA, reflecting any purported legal or regulatory violations or legal or regulatory action being considered or taken by such government agency, including without limitation, copies of FDA NOV's and Warning Letters. Unless otherwise required, Distributor shall not provide MPL with copies of any promotional materials or advertising or notify MPL of any promotional activities unless pursuant to a written request by MPL. Distributor shall absorb and be solely responsible for any and all lost profits, lost revenues, damages, losses, expenses and costs incurred by Distributor, its Affiliates, and any CSO retained by Distributor pursuant to the terms of this Agreement, arising from the failure of any promotional materials or advertising used, or activities conducted by, Distributor to comply with the applicable labeling, the Licensed Product Registrations and/or with Applicable Laws. Without limiting the rights MPL may have under the indemnification provisions of this Agreement, Distributor shall promptly reimburse MPL and its Affiliates for any and all damages, losses, expenses and costs suffered or incurred by MPL and its Affiliates arising from (i) the failure of any promotional materials or advertising used or activities conducted by Distributor to comply with the applicable labeling, the applicable Licensed Product Registrations, Applicable Laws, and/or any comments, guidance or direction given by FDA or DDMAC in the Pre-Clearance Process pursuant to Section 3.02(b)(ii) or (ii) the failure of Distributor or its representatives or any CSO selected pursuant to the terms of this Agreement to promote the Licensed Products in compliance with the applicable labeling, the applicable Licensed Product Registrations and/or with Applicable Laws. MPL shall use Commercially Reasonable Efforts to mitigate or limit its losses, expenses and costs incurred in connection with any matter described in (i) or (ii) above and for purposes of the preceding sentence, it is understood and agreed that the losses, expenses and costs incurred by MPL shall include, without limitation, the losses, expenses and costs incurred by MPL to so mitigate or limit the effect or impact of (i) or (ii) above, on MPL and its Affiliates products or corporate image (including, but not limited to, the costs of any remedial action undertaken by MPL to communicate with physicians or customers (including, but not limited to so-called "dear doctor letters").

  If Distributor (or MPL) shall receive a Warning Letter from FDA which relates to marketing, promotion, advertisement, sale or distribution of the Licensed Products after the Effective Date, or Distributor (or MPL) shall receive two (2) NOV's from the FDA which relate to marketing, promotion, advertisement, sale or distribution of the Licensed Products after the Effective Date, MPL shall have the right to call, and Distributor shall participate/or attend at its own expense, a meeting of Distributor (which shall include senior level marketing and sales management of Distributor) and MPL, to be held in Los Angeles, CA. The purpose of such meeting shall be to discuss the promotional pieces or practices which led to the issuance of the Warning Letter or the NOV's, as the case may be, and to discuss, if appropriate, appropriate corrective or remedial measures to Distributor's promotional review process. Subsequent to any such meeting or in lieu of such meeting (if such meeting is not held as a result of the mutual agreement of the Parties or as a result of Distributor's failure or refusal to attend), MPL may, in its sole and absolute discretion, at any time after the issuance of a Warning Letter or a second NOV from FDA related to the Licensed Products after the Effective Date, decide to invoke the promotional review procedures set forth in Section 3.02(b)(ii) below by sending written notice thereof to Distributor (hereinafter, a "Promotional Review Notice").
  In the event that MPL sends a Promotional Review Notice to Distributor, Distributor shall comply with the procedures set forth in this Section 3.02(b)(ii). Distributor shall ensure that all marketing and advertising materials and activities comply with the applicable labeling and the applicable Licensed Product Registration for any of the Licensed Products and with Applicable Laws, including, without limitation, addressing any concerns which were the subject of such FDA letter(s). For a period of twelve (12) months after the Promotional Review Notice (the "Pre-Clearance Period"), Distributor shall submit all of the following for review and approval by DDMAC (the "Pre-Clearance Process") prior to use or dissemination; any and all marketing, advertising, promotional and related materials and activities (including, without limitation, detail aids, letters, brochures, reprints and other printed materials shown to or left with healthcare providers, letters, brochures and other printed materials intended for consumers, website content, materials for use in promotional programs, and any print, television, radio, and other media advertising materials intended for healthcare providers or consumers), labeling, press materials, updates and corrections to the Physicians Desk Reference with respect to the Licensed Products, speaker training materials (including slides and slide kits), sales training materials and other materials and communications originating from home offices, regional offices, local offices or hub offices and sent to the sales force regarding promotional messages or strategies for the Licensed Products. Distributor shall not use any materials or make any claims in advertising, promoting or selling the Licensed Products which have not gone through the Pre-Clearance Process and received specific and entire written approval by DDMAC; provided, however, that in the case of materials not accepted for review by DDMAC, Distributor shall ensure that all such materials and the claims and promotional messages therein; (a) are consistent with the materials and claims that have gone through the Pre-Clearance Process and received written approval by DDMAC and (b) comply with all comments, direction and guidance given by DDMAC during the Pre-Clearance Period. Distributor shall ensure that all promotional programs and activities of all sales representatives promoting the Licensed Products comply with any and all comments, direction or guidance given by DDMAC during the Pre-Clearance Period. Upon expiration of the Pre-Clearance Period, Distributor shall continue to promote, detail, sell and advertise the Licensed Products in a manner consistent with, and in full compliance with, all comments, directions and guidance received from DDMAC. Distributor shall be solely responsible for submitting all promotional and advertising materials prepared by or for it to the FDA by way of a Form 2253 or otherwise. MPL shall have the right to immediately terminate this Agreement if; (i) Distributor shall fail to fully comply with the requirements of this Section 3.02(b)(ii) or (iii) FDA issues a Warning Letter or NOV with respect to any of the Licensed Products at any time during or after the Pre-Clearance Period.
  Distributor acknowledges that MPL has advised Distributor that MPL is not currently actively promoting any of the Licensed Products in the Territory and has never promoted its products in the Territory, and that MPL does not have current materials designed for advertising or promoting the Licensed Products in the Territory. MPL shall provide Distributor with copies of any advertising, promotional or training materials in its possession and previously used by MPL relating to the Licensed Products, and shall permit Distributor, subject to compliance by Distributor with Applicable Laws, to update, adapt and use such materials in the Territory in developing new promotional materials (subject to any copyrights or other rights reserved to MPL, its Affiliates and to Third Parties in such materials). MPL reserves and retains title and all rights, including copyright rights, in and to all written, visual and electronic works and other materials (including without limitation training materials, promotion materials, brochures and other detail literature) provided by it to Distributor under this Agreement. Subject to the foregoing, Distributor is granted the nonexclusive right under this Section to use, copy, modify, and distribute such materials only for the purposes of this Agreement and in furtherance of the rights granted to Distributor hereunder, for the Term for any of the Licensed Products to which such works and materials relate. Distributor shall ensure that all copyright notices and this permission notice appear on all copies of the written materials provided by MPL and all adaptations and derivative works thereof. Any and all new promotional material developed by Distributor, including that which adapts or utilizes materials supplied to Distributor by MPL, shall be filed with FDA at the time of initial dissemination via Form FDA-2253.

  Distributor shall have sole authority and responsibility, at its sole expense, for conducting independent and non-independent symposia, speaker training and engagement programs, advisory board meetings and other consulting arrangements, scientific exhibits and other types of scientific exchange, and other such events or programs as Distributor, in its sole discretion, deems to be appropriate with respect to the Licensed Products within the Territory; provided, however, that any and all such events and programs must comply in all respects with Applicable Laws and relevant FDA policies, including without limitation, the FDA's Guidance on Industry-Supported Educational and Scientific Activities.

3.03 Use of Trademarks; Trade Dress. During the Term of this Agreement, and subject to the terms and conditions of this Agreement:

  Distributor shall use the Trademarks, on an exclusive royalty-free basis, to promote, market, sell and distribute the Licensed Products within the Territory. Distributor shall not identify the Licensed Products by any designation other than the Trademarks for the Licensed Products. With respect to all Licensed Products which bear Distributor's NDC codes as provided herein, Distributor shall be identified as the distributor of such Licensed Products on the Licensed Products' label as the same may be required and specified under Applicable Law, or if Applicable Law does not specify how the distributor shall be indicated on a Licensed Products' label, then as determined (including without limitation as to size and placement) jointly by MPL and Distributor. The use of the Trademarks by Distributor shall be expressly subject to subparagraph (c) below.
  Distributor undertakes to use the Trademarks only in respect of the Licensed Products purchased from MPL or its designee pursuant hereto, only in accordance with the standards of quality established or approved by MPL or its designee, and only in the Territory. Distributor shall permit duly authorized representatives of MPL to inspect, on the premises of Distributor or its subcontractors and agents, at reasonable times during normal business hours and upon not less than ten (10) Business Days prior written notice, inventory of the Licensed Products, Distributor's quality control records, and Distributor's facilities used in or relating to the storage, distribution or sale of the Licensed Products to ensure compliance with quality control standards and with applicable terms of this Agreement pertaining to the use of the Trademarks.
  Whenever Distributor uses the Trademarks in advertising or in any other manner in connection with the Licensed Products, Distributor shall clearly indicate that the Trademarks are owned by the Molecular Pharmacology Limited (ACN 110 037 860). When using the Trademarks under this Agreement, Distributor shall comply with all Applicable Laws pertaining to the Trademarks in force at any time in the Territory. During the Term of this Agreement, Distributor shall provide MPL with copies of such foregoing material on a periodic basis, as requested by MPL, for approval of the use of the Trademarks by Distributor. Distributor shall promptly take any and all actions directed by MPL with respect to Distributor's use of the Trademarks that are reasonably designed to ensure compliance with the provisions of this Section 3.03.

  Distributor acknowledges and agrees that MPL and/or its Affiliates, is, and will remain the owner of the Trademarks. Distributor shall not at any time do, cause to be done, or permit any of its employees, agents, contractors and subcontractors to commit any act inconsistent with, contesting or in any way impairing, or tending to impair, such ownership. Distributor agrees that all use of the Trademarks by Distributor shall inure to the benefit of and be on behalf of MPL or its Affiliates. Distributor acknowledges that nothing in this Agreement shall give Distributor any right, title or interest in the Trademarks other than the right to use the Trademarks within the Territory in accordance with this Agreement. Distributor agrees that it will not challenge MPL's or its Affiliates' title to, or ownership of, the Trademarks, or attack or contest the validity of the Trademarks. All goodwill accruing to the Trademarks as a result of the use of the Trademarks in the performance of this Agreement shall belong solely to MPL or its Affiliates. In the event that Distributor acquires any rights in the Trademarks in connection with Distributor's activities pursuant to this Agreement, Distributor shall assign, and hereby does assign, to MPL or its Affiliates all such rights, including any related goodwill.
  Distributor is limited to using the Trademarks in connection with the Internet as follows:
      the use must be in compliance with local rules regarding advertising of pharmaceuticals on the Internet;
      the use of any Trademarks as a domain name is limited to the relevant country code domain within the Territory. No license is granted to use the ".com generic code domain" or any other such top-level domain. All domain names containing the Trademark shall be registered and maintained by and in the name of MPL or its designee;
      the use of any Trademarks as a domain name is limited to use on websites with universal resource locaters using the relevant country code domain within the Territory and aimed at audiences in those countries in the Territory;
      appropriate disclaimers must be included in any website to the effect that it is intended for residents in that country within the Territory only;
      in using any of the Trademarks as a domain name or on the Internet, Distributor will not have and shall not represent in any way that it has any title or right to the ownership or registration or their use, except as provided in this Agreement. Distributor will at all times indicate that each of the Trademarks is a trademark of MPL used under license.

3.04 Trademark Infringement by Third Parties. If either Party becomes aware that a Third Party is infringing any Trademark used in connection with the Licensed Products, such Party shall give written notice to the other Party describing in detail the nature of such infringement. MPL and its Affiliates shall have the sole right, but not the obligation, to enforce any such Trademarks against such Third Party infringer to the extent deemed necessary or appropriate by MPL or its Affiliates, in their reasonable discretion, and to settle or compromise any such possible infringement by taking such action as MPL or its Affiliates may determine in their sole and absolute discretion; provided, however, that MPL shall not settle any such potential infringement in a manner that materially adversely affects the rights granted to Distributor hereunder, except with Distributor's prior written consent (which consent shall not be unreasonably withheld). Distributor shall provide MPL all reasonable assistance (including, without limitation, making documents and records available for review and copying, and making persons within its control available for pertinent testimony), at MPL's expense, in such enforcement.

3.05 Rebates. Distributor shall process, administer and be financially responsible for all rebates pursuant to any government rebate programs and all commercial rebates, with respect to government claims for the Licensed Products.

3.06 Medicaid Information. With respect to any of the Licensed Products sold by Distributor after the Commencement Date which bears an NDC number of MPL or any of MPL's Affiliates, Distributor shall deliver to MPL (and to the extent necessary for Distributor to comply with its Health Care Financing Administration reporting obligations, MPL shall deliver to Distributor), within fifteen (15) days after the end of each Calendar Quarter, the following information:

  the "best price" (as defined under the Social Security Act, 42 USC ss. 1396r-8(c)(1)(C)) for each of such Licensed Products, identified by NDC number, and the "average manufacturer price" (as defined under the Social Security Act, 42 USC ss. 1396r-8(k)(1)) and the sales dollar amount as well as the number of units for each of such Licensed Products, each identified by NDC number.

Distributor agrees to provide to MPL any additional data or other information required for the calculation of the rebates contemplated in Section 3.05. Each party agrees that the other party may use all information described in this Section 3.06 in reporting to the Centers for Medicaid and Medicare Services.

3.07 Federal Government Pricing Programs. Promptly after the Effective Date, MPL shall notify the Health Care Financing Administration, the United States Department of Defense, the Office of Drug Pricing and the Veteran's Affairs National Acquisition Center (the foregoing being hereinafter collectively referred to as the "Federal Programs") of Distributor's distribution rights with respect to the Licensed Products. Distributor shall establish its own contractual relationships with the Federal Programs as soon as commercially reasonable.

3.08 Shipping and Distribution Obligations.

  From and after the Commencement Date, MPL shall perform the following services for Distributor with respect to the Licensed Products:
      MPL shall process orders for Distributor for the first three (3) months of the Commencement Period; provided, however, that Distributor receives all purchase orders from customers and that all invoicing of customers shall be done by Distributor; and
      MPL shall warehouse and ship the Licensed Products during the first three (3) months of the Commencement Period.
      Distributor may, at its sole discretion, terminate the Commencement Period at any time before the date that is nine (9) months after the Effective Date by providing written notice to MPL within fifteen (15) Business Days prior to such early termination of the Commencement Period.
      MPL agrees and confirms that no Licensed Products will be shipped, sold, distributed or released during the Commencement Period prior to receipt of a certificate of analysis for said Licensed Products as required under Section 6.02 herein below.
      The services to be provided by MPL pursuant to this Section 3.08(a) shall be at its sole cost and expense, it being understood and agreed, however, that the price for Licensed Products during the Commencement Period reflects an amount intended to compensate MPL in full for such services.
  From and after the expiration of the Commencement Period. From and after the expiration of the Commencement Period, Distributor shall:
      ship and distribute the Licensed Products to its customers; and
      warehouse the Licensed Products.

  Distributor agrees and confirms that no Licensed Products will be shipped, sold, distributed or released after the Commencement Period prior to receipt of a certificate of analysis for said Licensed Products as required under Section 6.02 herein below.

  From and after the Effective Date. Commencing on Commencement Date and thereafter, Distributor shall:
      invoice and bill the purchasers of the Licensed Products from Distributor;
      confirm all orders placed with Distributor in accordance with Distributor's customary practices; and
      collect the receivables resulting from Distributor's sales of Licensed Products.

3.09 Pricing; From and after the Effective Date. Distributor shall have the sole authority to determine the prices of Licensed Products sold by it during the Term and to establish its own pricing policy for the Licensed Products within the Territory, including price increases or decreases and the timing thereof as determined by Distributor. Distributor will provide MPL not less than five (5) Business Days' notice to MPL of any such price changes.

3.10 Sales Force.

  Distributor shall be solely responsible for the costs and expenses of establishing and maintaining its sales force and marketing functions for the Licensed Products, and for conducting its other activities under this Agreement, and, subject to the foregoing, shall have the sole authority to control its sales force and direct the activities of its sales force.
  All members of Distributor's sales force (including management and representatives), and CSO sales force personnel, if any, shall complete a Licensed Product-related training program conducted by Distributor at its cost and expense. All members of Distributor's sales force (including management and representatives) and CSO sales force personnel, if any, must pass a competency test with respect to the Licensed Products with a score of ninety percent (90%) or higher. In connection with Distributor's Licensed Product-related training program, MPL shall, to the extent available and in MPL's possession provide Distributor with copies of any training materials previously used in training sales representatives in the Territory on the Licensed Products. Distributor shall have the sole responsibility for any such materials and for preparing additional and new materials for the Licensed Products for sales training purposes as needed. Ongoing training of Distributor's sales representatives and other personnel shall be the responsibility of Distributor at its cost and expense. The contents of any training provided by Distributor that relates to the Licensed Products shall be developed and coordinated by Distributor, and Distributor shall be solely responsible for training its sales force (including management and sales representatives) and CSO sales force personnel, if any, with regard to Applicable Laws and directing such sales force and sales force personnel to be compliant with Applicable Laws, regardless of whether Distributor utilized MPL provided materials for training.

3.11 Accounting Records. Distributor shall keep full, true and accurate books of account containing all particulars which may be necessary for the purpose of showing Gross Receipts related to all sales of all Licensed Products by Distributor and its sublicensees. Distributor's complete books of account and supporting data therefor shall be kept at its principal place of business for at least three (3) years following the end of the calendar year to which they pertain.

ARTICLE 4: MPL RESPONSIBILITIES

4.01 Supply of Licensed Products. In order to ensure the quality of the Licensed Products to be sold by Distributor under the Trademarks, Distributor shall purchase exclusively from MPL, and MPL shall supply exclusively to Distributor, pursuant to Articles 5 and 6 hereof and subject to the other terms and conditions as set forth in this Agreement, Distributor's entire requirements of Licensed Products for marketing, sale and distribution by Distributor in the Territory during the Term.

4.02 Retention of Licensed Product Registrations During the Term.

  MPL shall have sole responsibility for maintaining, and shall maintain, the Licensed Product Registration in the Territory at its expense, including without limitation filing NDA Annual Reports and paying all user fees, product fees and establishment fees associated with the Licensed Product Registrations in the Territory. MPL shall keep Distributor informed on a timely basis as to any developments that would have a material adverse effect on a Licensed Product Registration. Distributor shall cooperate with MPL with respect to obtaining and maintaining the Licensed Product Registrations, and shall execute, acknowledge and deliver such further instruments at MPL's request and expense, and use Commercially Reasonable Efforts to do all such other acts, as promptly as possible, which may be necessary or appropriate to obtain and maintain the Licensed Product Registrations in the Territory. Distributor shall, on a timely basis, provide to MPL all information that Distributor has from time to time during the Term for each of the Licensed Products that is reasonably necessary and relevant to MPL's obligations hereunder to fulfill such Licensed Product Registration maintenance requirements (including, but not limited to, providing sales distribution information concerning the Licensed Products). MPL shall have the final decision-making authority in every case on whether and how to supplement, amend or otherwise alter the Licensed Product Registrations and any other issues in connection with such Licensed Product Registrations (including, but not limited to, decisions, subject to Section 6.07, to recall the Licensed Products) and on whether and how to communicate with the FDA and other applicable governmental agencies or authorities in connection with such Licensed Product Registrations.
  MPL and Distributor each shall make its facilities available at reasonable times during business hours for inspection by representatives of governmental agencies. MPL and Distributor each shall notify the other within twenty-four (24) hours (or, if such twenty-four (24) hour period ends on a day that is not a Business Day, then prior to Noon on the next following Business Day) of receipt, and provide a copy thereof, of any notice of any FDA or other governmental agency inspection, investigation or other inquiry, or other material governmental notice or communication, relating to the manufacture, sale, marketing, promotion, distribution, or use of the Licensed Products within the Territory. Distributor and MPL shall cooperate with each other during any such inspection, investigation or other inquiry. Distributor and MPL shall discuss any response to observations or notifications received in connection with any such inspection, investigation or other inquiry and each shall give the other an opportunity to comment upon any proposed response before it is made; provided, however, that (i) MPL will not be required to discuss with Distributor any issues specific to the manufacture of the Licensed Products, or to obtain the consent or agreement of Distributor with respect to issues related thereto; provided, however, that MPL shall notify Distributor of any issues specific to the manufacture of the Licensed Products that (A) could reasonably be expected, in MPL's discretion, to have a material affect on Distributor's ability to distribute Licensed Products in the Territory, and (B) have regulatory implications that could reasonably be expected, in MPL's discretion, have a material affect on Distributor's ability to distribute Licensed Products in the Territory, and (ii) Distributor shall be solely responsible for responding to regulatory inquiries and actions from government agencies relating to promotional activities and materials as contemplated by Section 3.02. In the event of disagreement concerning the form or content of such response, however, MPL shall be responsible for deciding the appropriate form and content of any response with respect to any of its governmental agency cited activities and Distributor shall be responsible for deciding the appropriate form and content of any response with respect to any of its governmental agency cited activities.

  Distributor and MPL will provide each other with copies of all correspondence received by it from, or filed by it with, any federal, state or local regulatory authority to the extent pertaining to each of the Licensed Products or its , labeling, packaging, distribution, promotion, advertisement, marketing or sale in the Territory; provided, however, that Distributor shall not provide copies of promotional materials or advertising of the Licensed Products to MPL unless requested by MPL in writing. In addition, MPL will provide Distributor copies of all material correspondence received by MPL from, or filed by MPL with, any federal, state or local regulatory authority to the extent such correspondence or filing could reasonably, in MPL's opinion, have an affect on Distributor's ability to perform its obligations under this Agreement. Nothing in this Section 4.02(b) shall limit or condition the rights of either Party under Section 6.12.

  MPL shall have sole responsibility and authority for, and control of, all package inserts and package labeling (and any changes or supplements thereto) for Licensed Products, and shall have the responsibility at its expense for securing any approvals required by FDA to any such changes or supplements thereto. Distributor shall not at any time do, and neither shall Distributor permit its agents or representatives to do, any act in violation of the Licensed Product Registration for the Licensed Products in the Territory. In the event that any filings are required to be made with or approvals required to be obtained from applicable regulatory authorities in order to change or supplement the package inserts and labeling, MPL shall have the sole responsibility for and authority to effect such filings and the sole right and discretion on how to effect such changes at MPL's expense. MPL shall promptly advise Distributor in writing of any changes or supplements to the package inserts and package labeling for Licensed Products. The Parties acknowledge and agree that all Licensed Products sold after the Effective Date will be sold under a MPL label, and, as soon as reasonably practicable following the Effective Date, all Licensed Products will be identified as MPL products with Distributor identified as the distributor thereof, including the Distributor logo.

4.03 Prosecution and Maintenance of Trademarks and Patents. During the applicable Term of this Agreement,

  MPL shall register and maintain, or cause to be registered and maintained, at its cost and expense, the Trademarks in the Territory during the applicable Term of this Agreement. The rights of the Parties with respect to Trademark infringement are set forth in Section 3.04 of this Agreement.
  Notwithstanding any other provision of this Agreement to the contrary, MPL and its Affiliates shall have the sole right, but not the obligation, at their reasonable discretion and at their sole expense, to prosecute, maintain, enforce, defend or abandon any patent rights and know-how owned or controlled by MPL covering the manufacture of Licensed Products. MPL shall not abandon any patent right or know-how owned or controlled by MPL with respect to the Licensed Products in the Territory without giving sixty (60) days prior written notice to Distributor and permitting Distributor at its sole and exclusive expense to take reasonable and customary actions to maintain or preserve such patent rights or know-how. In the event that MPL shall, in its discretion, elect not to defend any patent rights with respect to Licensed Products controlled by MPL in the Territory, MPL shall provide timely notice of such election to Distributor and give Distributor the opportunity to defend such patents for the Licensed Products at Distributor's sole and exclusive expense, and MPL will provide reasonable cooperation and assistance to Distributor in such defense.
  MPL shall have the sole right, but not the obligation, at its sole discretion and expense, to maintain and enforce any contract entered into by MPL covering the supply of any compounds, intermediates, biomaterials, packaging components, containers and other materials used in the manufacture of a Licensed Product.

4.04 No Obligation to Develop New Formulations or Indications. MPL shall have no obligation, express or implied, to develop new formulations, indications, dosages, presentations, forms of administration, or preparations for Licensed Products.

ARTICLE 5: PAYMENTS BY THE DISTRIBUTOR; PURCHASE AND SALE OF LICENSED PRODUCTS

5.01 Payments.

  Minimum Payments. The Distributor will pay to the Purchaser:
    one thousand dollars ($1,000) upon the date of execution of this Agreement; and
    one hundred thousand dollars ($100,000) six (6) months from the date of execution of this Agreement or the Commencement Date whichever shall occur first.

  Payment of Royalty. In consideration for the license granted to Distributor hereunder by MPL, Distributor shall pay royalties to MPL in connection with sales of each Licensed Product by Distributor or its sublicensees. Such royalties shall equal five percent (5%) of aggregate total Gross Receipts of such Product in the Territory received by the Distributor and its sublicensees. Such royalties shall be payable to MPL for any product that is a "Licensed Product" under this Agreement, and the Parties intend and agree that such royalties will not increase in the event of issuance of any additional valid patents included within the rights granted under this Agreement to the Licensed Product. Gross Receipts is defined in Exhibit 5.01(a) and subject to the Minimum Gross Receipts set out in Section 5.02 of this Agreement.
  Royalty Payments and Reports. Within forty-five (45) days after the end of each fiscal quarter of Distributor, Distributor shall deliver to MPL:
    quarterly financial statements clearly showing the Gross Receipts; and
    the payment of the Royalty.

Assignee agrees to keep complete and correct books, accounts and records to facilitate computation of the Royalty.

5.02 Purchase of Licensed Products - Annual Minimum Purchase Requirements/Minimum Gross Receipts.

  Purchase of Licensed Products. Subject to the terms and conditions of this Agreement, MPL agrees to supply and sell to Distributor, and Distributor agrees to purchase from MPL, Distributor's entire requirements of the Licensed Products in dosage form and packaged in the manner described in EXHIBIT 5.01 hereto during the Term of this Agreement at the applicable transfer prices specified in Section 5.06. Licensed Products sold by MPL under this Agreement shall have a minimum of a twelve (12) month shelf life remaining on the Licensed Products as of the delivery date to Distributor.
  Annual Minimum Purchase Requirements. Distributor acknowledges and agrees that it shall purchase from MPL in each Annual Period during the Term Licensed Products in the aggregate total dollar amounts of Licensed Product in order to achieve or exceed the minimum Gross Receipts stipulated for that year as follows (each an "Annual Minimum Purchase Requirement", collectively the "Annual Minimum Purchase Requirements"):

Annual Period	Annual Minimum Purchase Requirement/Minimum Gross Receipts(1)
First twelve (12) month period after the Commencement Date.	$ 500,000
Second twelve (12) month period after the Commencement Date.	$ 2,000,000
Third twelve (12) month period after the Commencement Date and for each year.	(2)

Note:

  See Exhibit 5.01(b). Distributor agrees to purchase sufficient Licensed Product from MPL to achieve or exceed the Minimum Gross Receipts outlined in this column.
  In the event that this Agreement is extended, the Annual Minimum Purchase Requirement for each subsequent Annual Period shall be mutually agreed upon in writing by the Parties.

Notwithstanding anything to the contrary in this Agreement, the Annual Minimum Purchase Requirement shall be subject to adjustment as follows:

    If the FDA approves for marketing, a generic version of any of the Licensed Products, then, at Distributor's request from time to time (but not more frequently than twice per twelve (12) month period), the Parties shall negotiate in good faith a reduction of the Annual Minimum Purchase Requirement for the Annual Period during which such generic version becomes commercially available and each subsequent Annual Period in order to provide relief to Distributor with respect to the anticipated impact of such generic version on the Licensed Products' market share and/or Net Wholesale Price. Should the Parties fail to reach agreement with respect to such adjustment, Distributor shall be entitled to terminate this Agreement immediately upon the delivery of written notice to MPL in accordance with Section 12.02 hereof. Each Party shall promptly inform the other Party if it becomes aware of FDA approval of a generic version of any of the Licensed Products or of other events indicating that such approval is reasonably likely to occur.
    If MPL, for any reason, fails to timely ship to Distributor conforming Licensed Products ordered by Distributor, and notwithstanding that such failure may be excused in whole or in part pursuant to the terms of Sections 5.03(b), 5.04(d), or 10.01, or that such failure is otherwise governed by any other provision of this agreement, including Sections 5.11 or 6.03, the amount that would have been invoiced to Distributor by MPL in respect of the conforming Licensed Products that MPL failed to timely ship shall be deemed a credit against the Annual Minimum Purchase Requirement for such Annual Period;
    If there shall be a Recall of any of the Licensed Products during the Term, the Annual Minimum Purchase requirement for the Annual Period during which such Recall occurs shall be reduced by the value (based on the Net Wholesale Price) of the lots affected by such Recall; and
    If this Agreement shall be terminated prior to the expiration of the Term, the Annual Minimum Purchase Requirement for the Annual Period during which such recall occurs shall be prorated accordingly.

5.03 Bi-Annual Supply Schedule; Purchase Orders.

  Within thirty (30) days after the Commencement Date, Distributor shall deliver to MPL the following:
    a Purchase Order covering all of Distributor's requirements of the Licensed Products (by month) for the six (6) month period ending after the Commencement Date. It is understood and agreed that Licensed Products subject to such Purchase Order shall be (x) shipped during the Commencement Period in accordance with Section 3.08(a), and (y) invoiced by MPL to Distributor during the Commencement Period and thereafter in accordance with Section 5.07(a).
    a good faith forecast of Distributor's requirements of the Licensed Products (by quarter) for the six (6) month period commencing January 1, 2005 and ending June 30, 2005.
  No later than three months succeeding the Commencement Date during the Term, Distributor shall deliver to MPL the following:
    a Purchase Order covering all of Distributor's requirements of the Licensed Products (by month) for the three (3) month period commencing three (3) months after the date of the Purchase Order (i.e., a Purchase Order issued on September 1st, would cover the three (3) months period commencing on the following January 1st and a Purchase Order issued on January 1st, would cover the three (3) month period commencing on the following April 1st; and
    a good faith forecast of Distributor's requirements of the Licensed Products (by quarter) for the six (6) month period commencing three (3) months after the date of the forecast (e.g., the September 1, 2005 forecast would cover the six (6) month period commencing January 1, 2005).

  Any six (6) month forecast, whether pursuant to Section 5.02(a)(ii) or Section 5.03(b)(ii), is hereinafter referred to as a "Bi-Annual Supply Schedule." Reference is made to EXHIBIT 5.03(c) hereto which is intended as a graphic representation of the Bi-Annual Supply Schedule procedures provided for in this Section 5.03.
  A Purchase Order that covers a period that was previously forecasted by Distributor in a Bi-Annual Supply Schedule may not differ as to the quantity by more than fifty percent (50%) from the quantity previously forecasted for such period.
  A forecast by Distributor that covers a period that was previously forecasted by Distributor in a Bi-Annual Supply Schedule may not differ as to quantity by more than twenty-five percent (25%) from the quantity previously forecasted for such period.
  Notwithstanding anything to the contrary in this Section 5.02, no Purchase Order or forecast will be required hereunder with respect to any period of time that would occur after the anticipated expiration or termination of this Agreement.
  In the event that at any time during the Term, MPL's available supply of the Licensed Products is insufficient to fully supply:
    the units of such Licensed Products requested in any outstanding Purchase Orders submitted by Distributor pursuant to the Bi-Annual Supply Schedule (not including excess units ordered by Distributor for which MPL is not obligated to supply Distributor unless MPL has otherwise accepted the delivery obligations contained in such order for excess units); and
    the requirements of MPL and its Affiliates for such Licensed Products outside the Territory, MPL shall allocate its available supply of such Licensed Products between the units requested in such Distributor Purchase Orders and the requirements of MPL and its Affiliates outside the Territory so that Distributor receives at a minimum a pro rata portion of the available supply determined based on the relative sales of such Licensed Products by Distributor in the Territory and by MPL and its Affiliates outside the Territory from the Effective Date through the end of the Calendar Quarter immediately preceding the Calendar Quarter during which such supply shortage occurs.

5.04 Bi-Annual Supply Schedule Authorization and Purchase Order Terms.

  Each Bi-Annual Supply Schedule shall be signed by an authorized representative of Distributor indicating approval of such Bi-Annual Supply Schedule.
  From and after the Commencement Period, each Purchase Order shall specify the date of delivery to Distributor (the "Delivery Date") and the transportation carrier to be used. If any Purchase Order fails to indicate a particular transportation carrier to be used for delivery, MPL shall have the right to select a transportation carrier. In the event that Distributor submits a Purchase Order which exceeds the quantity of Licensed Products specified for the corresponding period as set forth in the Bi-Annual Supply Schedule or which changes the Delivery Date specified on a previously submitted Purchase Order for the same period, MPL will make a good faith effort to supply, but shall have no obligation to supply to Distributor the amount of any such excess or to allow any such change in Delivery Date.
  Quantities of Licensed Products actually shipped by MPL may vary from the quantities specified in any Purchase Order by up to ten percent (10%) and still be deemed to be in compliance with such Purchase Order; provided, however, that Distributor shall only be invoiced for the quantities that MPL actually ships to Distributor (the "Actual Quantity").

5.05 Order Quantities.

Neither a Bi-Annual Supply Schedule forecast nor a Purchase Order may specify a quantity of Licensed Products that is less than the minimum quantity for such Licensed Product set forth on EXHIBIT 5.05 attached hereto; provided, however, that if the amount specified in a Purchase Order is less than the minimum quantity but is an amount that is otherwise permitted by Section 5.03(d), the minimum quantity requirement shall not apply to such Purchase Order.

5.06 Prices for Licensed Products.

The prices paid by Distributor to MPL for Licensed Products under this Agreement is set out in Exhibit 5.06, subject to adjustment from time to time as agreed in writing by the Parties. MPL may change the list price of the Licensed Products only once in each six (6) month period during the term commencing on and from the Effective Date, subject to consultation with Distributor in advance, by giving Distributor written notice sixty days in advance of such price change. Manufacturer list price increases to Distributor of greater than 5% for any given Licensed Product in a given year must be by mutual consent, unless Manufacturer's average selling price ("ASP") for any product over the course of the prior year has increased by more than 5% in which case the Distributor price increase may equal 75% of the relevant ASP percentage increase.

The Licensed Product Price set forth in Exhibit 5.06 does not include sales, use, consumption, or excise taxes of any taxing authority. The amount of such taxes, if any, will be charged to the Distributor at the time of shipment thereof. Distributor shall pay the amount of such taxes to MPL in accordance with the payment provisions of this Agreement.

5.07 Delivery.

From and after the end of the Commencement Period, MPL shall ship the Licensed Products to Distributor F.O.B. MPL's manufacturing facilities (or those of its Affiliates or its subcontractors, if any) freight collect and payable by Distributor, during normal business hours. Distributor shall be responsible for selecting the carrier to transport Licensed Products from the MPL facilities to the shipping address designated by Distributor. From and after the end of the Commencement Period, the quantities of Licensed Products for each calendar month set forth in the Bi-Annual Supply Schedules shall be delivered within two (2) weeks of the Delivery Date set forth in the Purchase Order applicable to such quantities, provided, that MPL shall have no liability for delivery delays caused by any carrier's failure to meet the delivery times agreed to by such carrier.

Notwithstanding anything herein to the contrary, in the event delivery within the times specified above will not be possible, MPL may request (in writing or by electronic mail) an alternate Delivery Date and Distributor shall not unreasonably withhold its consent to such alternate Delivery Date (which consent shall be in writing or by electronic mail); provided, however that the alternate Delivery Date shall not be more than fifteen (15) days from the original Delivery Date. From and after the end of the Commencement Period, title to and risk of loss with respect to Licensed Products shall pass from MPL to Distributor upon delivery of the products to the carrier and Distributor shall be responsible for procuring insurance for the transport of the Products from the MPL facilities to the shipping address designated by Distributor.

5.08 Invoicing; Payment.

  All Licensed Products manufactured under this Agreement shall be invoiced by MPL to Distributor (i) during the Commencement Period, upon shipment to a customer pursuant to Section 3.08(a), and (ii) after the Commencement Period, upon shipment thereof to Distributor. Distributor shall be responsible for all freight and insurance, and all sales, use, excise and other taxes and duties imposed by any Governmental Authority (including, without limitation, any taxes imposed with respect to the Licensed Products (other than income taxes), the actual amount thereof shall be included in the applicable invoice, as set forth above and paid by Distributor) that are applicable to the purchase or shipment of the Licensed Products. In the event MPL initially pays any such freight, insurance, taxes, or duties applicable to the purchase or shipment of such Licensed Products (all of which are to be borne by Distributor pursuant to this Agreement), such amounts paid by MPL shall be invoiced by MPL to Distributor and shall be paid by Distributor in accordance with Section 5.07(b).

  Payments for all amounts invoiced by MPL shall be due and payable to MPL on or before the thirtieth (30th) day after the date of such invoice, in accordance with Section 7.01. In the event that any such payment is not received by MPL on or before the thirtieth (30th) day following the date of the related invoice, the unpaid portion of such payment shall accrue interest at the rate specified for late payments in Section 7.04(d) until such unpaid portion is paid to MPL in full, and Distributor shall be responsible for reasonable attorneys' fees and expenses incurred by MPL in connection with the collection thereof; provided, however, that in the event that payment is not received with respect to two or more consecutive invoices, MPL shall have the right to require payment in advance for all future orders of Licensed Products beginning with the month immediately following the date of the second (2nd) of such consecutive invoices.

5.09 Subcontracts.

MPL may subcontract all or any part of the manufacture of the Licensed Products without the consent of Distributor, provided, however, that MPL shall remain responsible for all of its obligations to Distributor under this Agreement, including, without limitation, the performance of its subcontractors in supplying Licensed Products to Distributor. Distributor acknowledges that MPL is currently subcontracting part or all of the manufacture of the Licensed Products to certain of its Affiliates and subcontractors. EXHIBIT 5.08 sets forth a list of the current primary subcontractors that manufacture the Licensed Products for MPL.

5.10 Forms.

In ordering and delivering Licensed Products, Distributor and MPL may use their respective standard forms, provided that nothing in those forms shall be construed to modify or amend the terms and conditions of this Agreement, and, in the case of any conflict herewith, the terms and conditions of this Agreement shall control.

5.11 Quantitative Deficiencies.

Distributor shall notify MPL in writing of any claim relating to quantitative deficiencies from the applicable shipping documentation in any shipment of Licensed Products for which Distributor considers MPL to be responsible within fifteen (15) days following receipt of any such shipment. Any claim for a quantitative deficiency from the applicable shipping documentation that is not made within such fifteen (15) days shall be deemed to have been waived by Distributor and Distributor shall be obligated to make payment for such Licensed Products in accordance with Sections 5.06, 5.07 and 5.08 above. In the event Distributor determines there is a quantitative deficiency from the applicable shipping documentation, the Parties shall investigate such deficiency and, if the Parties agree that MPL is responsible for such deficiency, the Actual Quantity shall be adjusted to reflect the Parties' agreement; provided, however, that MPL shall have the option of rectifying any such deficiency that occurred prior to shipment by promptly shipping the appropriate quantities of Licensed Products, as the case may be, to Distributor, in which case the Actual Quantity shall be readjusted to include such shipment. Distributor's exclusive remedy for any quantitative deficiencies shall be to pay only for actual quantities shipped or, at MPL's option, receive the appropriate quantities, as provided herein.(1)

5.12 DISCLAIMER OF WARRANTIES.

EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THERE ARE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, MADE OR GIVEN BY EITHER PARTY HEREUNDER, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OF ANY LICENSED PRODUCT.

ARTICLE 6: MANUFACTURE OF LICENSED PRODUCTS; CERTAIN REGULATORY MATTERS; COMMUNICATION

6.01 Manufacture of Licensed Products.

MPL shall manufacture or cause the Licensed Products to be manufactured in accordance with Good Manufacturing Practices, Applicable Laws, the Manufacturing Documentation and the applicable Licensed Product Registration, as each may be amended from time to time. At the time that MPL supplies the Licensed Products to Distributor, the Licensed Products will not be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act.

6.02 Certificate of Analysis.

MPL shall provide, or cause to be provided to Distributor, whichever the case may be, a certificate of analysis for each shipment of Licensed Products, within three (3) Business Days from the date that such Licensed Products are shipped to Distributor.

6.03 Rejection of Licensed Products by Distributor; Remedies.

  Distributor shall notify MPL of any rejection of any of the Licensed Products within thirty (30) days after delivery of such Licensed Products to Distributor and shall set forth in such notification the basis under this Agreement for such rejection, including any testing or inspection results; provided, however, in the case of any of the Licensed Products having latent defects, which upon examination in accordance with Distributor's reasonable testing or inspection procedures could not have been discovered, Distributor must give notice to MPL within fifteen (15) days after discovery of such defect, setting forth the basis for such rejection. Failure to so notify MPL of, or to identify the basis under this Agreement for, rejection of any of the Licensed Products within such fifteen (15) day period shall constitute acceptance of such Licensed Products and, thereafter, Distributor shall be obligated to make payment for such Licensed Products in accordance with Sections 5.06, 5.76 and 5.08 above. If the Parties disagree as to whether any of the Licensed Products conforms with applicable labeling or the Licensed Product Registration for such Licensed Product, then samples and/or batch records, as appropriate, from the batch which is in dispute shall promptly be submitted for testing and evaluation to an independent Third Party as shall be agreed to in writing by both Parties. The determination of such Third Party as to whether the Licensed Products conform to applicable labeling or the Licensed Product Registration for such Licensed Products will be final and binding. Except as provided in Section 6.03(b) below, the cost of the testing and evaluation by the Third Party shall be borne by (i) Distributor if the Third Party determines that the Licensed Products conform with applicable labeling and the Licensed Product Registration for such Licensed Product, and (ii) MPL if the Third Party determines that the Licensed Products do not conform with applicable labeling or the Licensed Product Registration for such Licensed Product.
  If MPL agrees with Distributor's notification of non-conforming Licensed Products, or MPL fails to contest such notification in writing within ten (10) days after receipt of such notification, or the Third Party, pursuant to Section 6.03(a) above, concludes that the Licensed Products do not conform with the applicable labeling or the Licensed Product Registration for such Licensed Products, MPL shall reimburse Distributor for all reasonable costs and expenses incurred by it in connection with the non-conforming Licensed Products and MPL shall, at Distributor's option, (i) credit Distributor for the invoiced amount paid by Distributor to MPL for such rejected Licensed Products, or (ii) replace such rejected Licensed Products as promptly as reasonably practicable, but in no event later than ninety (90) days following receipt of written notice of such rejection, at no additional cost to Distributor. Distributor shall either deliver such non-conforming Licensed Products to MPL or destroy the same and provide to MPL written documentation reasonably satisfactory to MPL to the effect that such non-conforming Licensed Products have been destroyed in accordance with Applicable Laws. Distributor's exclusive remedy for any non-conforming Licensed Products shall be as provided in this Section 6.03(b).

6.04 Safety Data Exchange.

Each of MPL and Distributor agree to notify each other concerning possible Serious Adverse Events, possible Adverse Events that are not Serious Adverse Events and possible pregnancy exposures related to the Licensed Products within the respective time periods, and in accordance with the procedures set forth on EXHIBIT 6.04.

6.05 Medical Information Services.

On or before the Effective Date, MPL shall provide to Distributor, MPL's current database of Medical Information Letters regarding the Licensed Products; provided, however, that Distributor shall be solely responsible and liable for any use or modification of such Medical Information Letters by Distributor. MPL shall refer all requests and inquiries from healthcare professionals and consumers of the Licensed Products to Distributor, and Distributor will provide to MPL the telephone number to which such call will be referred. Distributor and MPL have jointly developed written procedures for the administration of and response to medical inquiries concerning the Licensed Products by consumers, physicians, pharmacists and other health care professionals, as set forth in EXHIBIT 6.05. Distributor and MPL shall each comply with the provisions thereof.

6.06 Returns and Chargebacks.

After the Effective Date, Distributor shall be solely and exclusively responsible for processing any and all returned Licensed Products (including all returned Licensed Products bearing MPL's NDCs), and for the issuance of any and all credits or other reimbursement therefor, and for all chargebacks in the Territory. Except as otherwise provided herein, Distributor will not bill MPL for costs incurred in processing returned Licensed Products. MPL and Distributor will use Commercially Reasonable Efforts in requesting that customers direct all returns of any of the Licensed Products to the appropriate Party after the Effective Date.

6.07 Licensed Product Recall.

If either Distributor or MPL obtains information that any of the Licensed Products or any portion thereof is alleged or proven not to conform with the labeling or the Licensed Product Registration for such Licensed Products in the Territory, it shall notify the other Party immediately and both Parties shall cooperate fully regarding the investigation and disposition of any such matter. MPL and Distributor shall each maintain such traceability records as are sufficient and as may be necessary to permit a recall or field correction of any Licensed Products. In the event (a) any applicable federal or state regulatory authority in the Territory should issue a request, directive or order that any of the Licensed Products be recalled, or (b) a court of competent jurisdiction orders such a recall, or (c) MPL or Distributor determines that any of the Licensed Products already in interstate commerce in the Territory present a risk of injury or gross deception or is otherwise defective, misbranded and/or adulterated and that recall of such Licensed Products is appropriate (any such event described in (a), (b) or (c), a "Recall"), each Party shall give telephonic notice (to be confirmed in writing) to the other within twenty-four (24) hours after becoming aware of an event described in (a) or (b), or after making the determination described in (c). MPL shall have sole responsibility for determining all corrective action to be taken and to implement the Recall, but shall confer with Distributor and keep Distributor informed on a regular basis of MPL's progress in planning and implementing the Recall. Distributor will use Commercially Reasonable Efforts to cooperate with and assist MPL in connection therewith as may be requested by MPL. MPL shall be responsible for all expenses of effecting any such Recall (including any out-of-pocket expenses incurred by Distributor in connection with such cooperation), except to the extent such Recall is attributable to any negligence on the part of Distributor or any material breach by Distributor of its obligations under this Agreement, in which event Distributor will reimburse MPL for its reasonable costs and expenses incurred that are so attributable to such negligence or material breach by Distributor. MPL shall provide to Distributor replacement Licensed Products for any recalled Licensed Products at MPL's sole expense, except to the extent that such Recall is attributable to any negligence on the part of Distributor or any material breach by Distributor of its obligations under this Agreement or any other agreement then in force and effect between Distributor and MPL. Distributor's Annual Minimum Purchase Requirement pursuant to Section 5.02 or 7.01 shall be reduced by the value (based on the Net Wholesale Price) of the lots affected by such Recall.

6.08 Licensed Product Complaints.

  Distributor and MPL each shall maintain complaint files for Licensed Products in accordance with Good Manufacturing Practices. Distributor and MPL each shall record any complaints received with respect to the Licensed Products substantially in the format attached hereto as EXHIBIT 6.08.
  MPL shall promptly provide to Distributor written notice (using the form specified in Section 6.08(a) above) of any complaints (and will provide copies of any written complaints) received by MPL with respect to any Licensed Product. Distributor shall promptly provide to MPL written notice (substantially in the format specified in Section 6.08(a) above) of any complaints (and will provide copies of any written complaints) received by Distributor with respect to any Licensed Product. Distributor shall have responsibility for responding to all complaints, and for promptly providing MPL with a copy of any responses to complaints, relating to the Licensed Products, including but not limited to complaints from competitors regarding promotional activities by Distributor. MPL shall cooperate with Distributor to provide any information MPL, in good faith, deems necessary to respond to such complaints. MPL shall have sole responsibility at its expense for reporting any complaints relating to the Licensed Products to the FDA (and any other Governmental Authority where required), including, but not limited to, complaints relating to the manufacture of the Licensed Products as well as adverse drug experience reports.

6.09 Additional Covenants of Distributor.

Distributor shall (a) not give any Third Party purchaser of the Licensed Products any guarantee or warranty on behalf of MPL, (b) enter into all sale contracts for the Licensed Products as a principal (as opposed to an agent of MPL), (c) follow up and investigate customer and tampering complaints related to the Licensed Products, and keep MPL informed, as appropriate, as to the nature, status and resolution of such complaints on a timely basis with sufficient information to MPL to investigate such complaints, and (d) upon receipt by Distributor of any Licensed Product, handle, use and store the Licensed Products in compliance with Good Manufacturing Practices and Applicable Laws.

6.10 Compliance with Applicable Law.

Each Party shall use Commercially Reasonable Efforts to maintain in full force and effect all necessary licenses, permits and other authorizations required by Applicable Law to carry out its duties and obligations under this Agreement. Each Party shall comply with all Applicable Laws, provided, that Distributor shall be solely responsible for compliance with those Applicable Laws pertaining to the marketing, promotion, advertisement, sale and distribution of the Licensed Products. (including, without limitation, those Applicable Laws that apply to documentation and records retention pertaining to the distribution and use of Licensed Products within the Territory) and MPL shall be solely responsible for compliance with those Applicable Laws pertaining to the manufacturing and supply of the Licensed Products (including, without limitation, those Applicable Laws that apply to documentation and records retention pertaining to the manufacture of Licensed Products within the Territory). Without limiting the generality of the foregoing, Distributor shall not promote the Licensed Products for any indications not contained in the approved NDA or in any manner in conflict with the approved labeling and all Applicable Laws. Distributor shall store and distribute the Licensed Products and trade forms in compliance with all Applicable Laws. Each Party will cooperate with the other to provide such letters, documentation and other information on a timely basis as the other Party may reasonably require to fulfill its reporting and other obligations under Applicable Laws to applicable regulatory authorities. Except for such amounts as are expressly required to be paid by a Party to the other under this Agreement, each Party shall be solely responsible for any costs incurred by it to comply with its obligations under Applicable Laws.

6.11 Reasonable Cooperation.

MPL and Distributor each hereby agrees to use Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or proper to make effective the transactions contemplated by this Agreement, including such actions as may be reasonably necessary to obtain approvals and consents of governmental Persons (including, without limitation, all NDA notifications to the FDA identifying Distributor as a distributor of the Licensed Products).

6.12 Compliance Audits.

  MPL General Compliance Audit. From time to time as MPL may elect during the Term (but no more than once during any consecutive two month period), during normal business hours and upon reasonable notice from MPL (but not less than ten (10) Business Days' prior notice), Distributor shall permit duly authorized representatives of MPL to review and inspect, to the extent relevant to Distributor's marketing and distribution of the Licensed Products, the premises, facilities, inventories of the Licensed Products, records and documentation maintained by Distributor for the purpose of determining compliance by Distributor with its obligations under this Agreement.
  MPL Right to Audit Overpayment/Underpayment. For the purpose of verifying the amount of Royalty due, MPL shall have the right to audit (the "Audit"), at its expense, the books of Distributor once per calendar year upon the giving of reasonable notice to Distributor. In the even that the amount of the aggregate quarterly payments of the Royalty for the time period contemplated by the Audit are more than the correct amount of the payments of the royalty for such time period, then the amount overpaid shall be credited to future sales of the Licensed Product. In the event that he amount of the aggregate quarterly payments of the royalty for the time period contemplated by the Audit are more than five percent (5%) less than the correct amount of the payments of the Royalty for such time period, then, in addition to paying to MPL the amount of the Royalty previously underpaid, Distributor shall reimburse MPL for any and all costs and expenses associated with or related to the Audit.
  Distributor General Compliance Audit. From time to time as Distributor may elect during the Term (but no more than once each Annual Period), during normal business hours and upon reasonable advance notice from Distributor (but not less than ten (10) Business Days' notice), MPL shall permit and, to the extent possible, cause such of its subcontractors as shall provide services with respect to the Licensed Products to permit, duly authorized representatives of Distributor to review and inspect, on the premises of MPL or its relevant subcontractors each manufacturing facility for the Licensed Products and on the premises of MPL where such records and inventory are kept, inventory of the Licensed Products, Manufacturing Documentation and MPL's quality control records relating to the storage of the Licensed Products to ensure compliance with Good Manufacturing Practices, quality control standards and the packaging and labeling for the Licensed Products; and with applicable terms of this Agreement pertaining to the use of the Trademarks; provided, however, that except as otherwise provided herein, nothing in the foregoing shall allow or be construed to allow Distributor to have access to any confidential manufacturing know-how or trade secrets of MPL or any records containing or pertaining to the same. If MPL cannot require a subcontractor to submit to such inspection by Distributor, MPL shall conduct any such inspection on Distributor's behalf, and will report any results of such inspection to Distributor within sixty (60) days of completing the inspection.

ARTICLE 7: FEES AND PAYMENTS

7.01 Manner of Payment.

All payments to be made by a Party to the other Party pursuant to this Agreement shall be made in US dollars and by wire transfer to the account and instructions as may from time to time be designated in writing by an officer of the receiving Party:

  Invoice Payments. Distributor shall pay all amounts invoiced by MPL for Licensed Products shipped during any Calendar Quarter as contemplated by, and in the manner specified in, Section 5.08.
  Guaranteed Minimums.
    Distributor acknowledges and agrees that the Minimum Payment specified in Section 5.01(a) and Royalty due on the Minimum Gross Receipts specified in Section 5.02 of this Agreement are (together the "Minimum Payment"), and shall be deemed, guaranteed minimum revenue payments to MPL, and such amounts shall be paid to MPL, in accordance with Section 7.01(b)(ii) below, regardless of Distributor's actions, attempted actions or omissions in marketing, promoting, advertising, selling or distributing the Licensed Products.
    With respect to any payment due during the Term, in the event that the total amount invoiced by MPL under this Agreement is less than the Minimum Payment with respect to such Annual Period, Distributor shall pay to MPL a sum equal to the difference. Payment of such amount will be made on or prior to the thirtieth (30th) day of the first (1st) month in the Annual Period immediately following the Annual Period in which such deficit accrued.
  If, as a result of an assignment pursuant to Section 13.01, a withholding tax is required by the revenue authorities in any country by either Party, the withholding Party shall withhold taxes on amounts paid hereunder to the other Party. The withholding Party will deduct such taxes from such payment and will remit the withholding tax to the proper taxing authority on behalf of the other Party. In the event such taxing authority routinely provides a tax receipt upon payment, the withholding Party will procure tax receipts for any such withholding evidencing payment of such taxes, which will be forwarded to the other Party. The withholding Party agrees to assist the other Party, at the other party's expense, in claiming exemption from such deductions or withholdings under any applicable double taxation or similar agreement or treaty.

In the event that withholding is due by a U.S. Party on payments to a foreign Affiliate of the other Party and a reduced rate of withholding is available under the U.S. Tax Treaty, the foreign Affiliate of the other Party shall provide the U.S. withholding Party a signed and completed U.S. Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, to secure the reduced treaty rate of withholding.

7.02 No Additional Amounts.

Except as set forth in Section 7.01, MPL acknowledges and agrees that no additional amounts are due from Distributor as consideration for any of the rights, including the exclusive distribution and marketing rights, granted to Distributor pursuant to this Agreement.

7.03 Late Payments.

In the event that any payment due under this Agreement is not made when due, the payment shall accrue interest from the date due at an interest rate per annum equal to the sum of the rate of interest per annum publicly announced by National Australia Bank Limited as its prime rate plus two percent (2%); provided, however, that in no event shall such rate exceed the maximum legal annual interest rate. The payment of such interest shall not limit a Party from exercising any other rights it may have as a consequence of the lateness of any payment.

7.04 Right of Offset.

The Parties agree that in the event that any payment obligation on the part of Distributor to MPL under the terms of this Agreement is not made by Distributor when such payment is due, then in such event and as long as such amount remains unpaid MPL shall be entitled to offset such unpaid amount against any amounts which may otherwise be due to Distributor from MPL.

7.05 Rights Not Prejudiced by Accepting Payment. The acceptance of MPL of any payment of the Royalty, shall not prejudice the right of MPL to protest or question the correctness of the amount of it, but such amount shall be presumed conclusively to be true and correct unless within eighteen (18) months from the date of the respective payment, MPL takes a written exception to a Royalty payment and makes claim on the Distributor for adjustment.

ARTICLE 8: REPRESENTATIONS AND WARRANTIES

8.01 Representations and Warranties of Both Parties.

Each Party hereby represents and warrants to the other Party that, as of the Effective Date:

  Good Standing. Such Party is duly organized, validly existing and in good standing under the Applicable Laws of the state of its incorporation, is duly qualified to transact the business in which it is engaged in each jurisdiction where failure to be so qualified would have a material adverse effect upon its business as currently conducted, and has full corporate power and authority to enter into this Agreement and to carry out the provisions of this Agreement.
  Power and Authority. Such Party has the requisite power and authority and the legal right to enter into this Agreement, and to perform its obligations hereunder, and has taken all necessary corporate action on its part to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder. All persons who have executed this Agreement on behalf of such Party, or who will execute on behalf of such Party any agreement or instrument contemplated hereby, have been duly authorized to do so by all necessary corporate action.
  Binding Obligation. This Agreement has been duly executed and delivered on its behalf and (assuming the due execution and delivery hereof by the other Party) each such agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms, except that:
    such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar Applicable Laws now or hereafter in effect relating to creditors rights generally, and such enforcement may be limited by equitable principles and Applicable Law.

8.02 Representations and Warranties of MPL.

MPL hereby represents and warrants to Distributor that, as of the Effective Date:

  No Violation of Instruments or Contracts. The execution and the delivery of this Agreement and the consummation of the transactions contemplated hereby will not:
      violate the Certificate of Incorporation or By-Laws of any of the MPL Entities;
      to the best of MPL's knowledge, materially conflict with or result in a material breach of any of the material terms, conditions or provisions of, or constitute an express event of default under, any material instrument, agreement, mortgage, judgment, order, award, or decree specifically relating to the manufacturing, distribution or sale of the Licensed Products to which any MPL Entity is a party or by which it is bound and which would have a material adverse effect upon the distribution or sale of the Licensed Products as currently conducted by such MPL Entity (it being understood that certain contracts pertaining to the sale of Licensed Products to Third Parties may require the consent of such Third Party for assignment of same to Distributor);
      to the best of MPL's knowledge, require the affirmative approval, consent, authorization or other order or action of any court, governmental authority or regulatory body or of any creditor of any of the MPL Entities.

  Compliance with Applicable Law. Each MPL Entity is, in compliance with all requirements of Applicable Law within the Territory and Australia, except to the extent that any noncompliance, individually or in the aggregate, would not have a material adverse effect on the conduct of the distribution or sale of the Licensed Products as currently conducted by such MPL Entity or the transactions contemplated by this Agreement, including the marketing, promotion, advertising, sale and distribution of the Licensed Products in the Territory by Distributor pursuant to this Agreement, and would not materially and adversely affect MPL's ability to perform its obligations under this Agreement (any such effect, a "Material Adverse Effect").
  Litigation and Claims. There is no litigation, arbitration, claim, governmental or other proceeding, or, to the knowledge of MPL, governmental investigation pending or threatened in writing within the Territory relating to the Licensed Products (it being understood that this sentence shall not constitute, and shall not be deemed to constitute, a representation or warranty with respect to the Trademarks), which, if adversely determined, would have a Material Adverse Effect.
  Regulatory Filings. MPL has provided Distributor with access to a complete copy of each of the Licensed Product Registrations, including all material amendments and supplements thereto, relating to the Licensed Products in the Territory. MPL is the lawful holder of all rights under each of the Licensed Product Registrations. MPL has complied in all material respects with all Applicable Laws and regulations in connection with the preparation and submission to the FDA of each of the Licensed Product Registrations, and each of the Licensed Product Registrations has been approved by the FDA or will have been approved on the Commencement Date.
  Intellectual Property.

To the best of the knowledge of MPL:

    Cambridge owns all Intellectual Property relating to the Licensed Products;
    the Intellectual Property has been duly maintained and has not been cancelled, expired or abandoned;
    Cambridge and MPL have not and will not pursue any actions in derogation of such rights or inconsistent with the rights conferred by this Agreement;
    MPL is unaware, as of the Effective Date, of any challenges to or violation of such rights by a Third Party.
  Trademarks.
    MPL, or an Affiliate of MPL, as the case may be, is the owner of all of the issued Trademark registrations listed in EXHIBIT 1.01;
    The registrations for the Trademarks are in full force and effect and have been maintained to date in the Territory;
    To the knowledge of MPL, none of the Trademarks infringes upon any trademark or other proprietary rights of any other Third Party in the Territory. There is no action, suit or proceeding pending or, to the knowledge of MPL, that has been threatened in writing by any Third Party in the Territory against MPL, or an Affiliate of MPL, as the case may be, which, if adversely determined, would have a material adverse effect upon the ability of MPL, or an Affiliate of MPL, as the case may be, to use the Trademarks in connection with the marketing or sale of the Licensed Products in the Territory as currently conducted by MPL, or an Affiliate; and
    Manufacturing Documentation. MPL or its Affiliates is the owner of the Manufacturing Documentation.

8.03 Representations and Warranties of Distributor.

Distributor hereby represents and warrants to MPL that, as of the Effective Date:

  No Violation of Instruments or Contracts. The execution and the delivery of this Agreement and the consummation of the transactions contemplated hereby will not:

    violate the Certificate of Incorporation or By-Laws of Distributor;
    to the knowledge of Distributor, materially conflict with or result in a material breach of any of the terms, conditions or provisions of, or constitute an express event of default under, any material instrument, agreement, mortgage, judgment, order, award, or decree to which Distributor is a party or by which it is bound, or to the knowledge of Distributor, require the affirmative approval, consent, authorization or other order or action of any court, governmental authority or regulatory body or of any creditor of Distributor or any of its Affiliates.
  Compliance with Applicable Law. Distributor and its Affiliates are, and shall use their Commercially Reasonable Efforts to ensure that they remain throughout the Term, in compliance with all requirements of Applicable Law within the Territory, except to the extent that any noncompliance would not have a material adverse effect upon its ability to perform its obligations under this Agreement.
  Litigation and Claims. There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or, to the knowledge of Distributor, governmental investigation pending or threatened in writing within the Territory against Distributor or any of its Affiliates which, if adversely determined, would have a Material Adverse Effect.

8.04 No Reliance by Third Parties.

The representations and warranties of a Party set forth in this Agreement are intended for the sole and exclusive benefit of the other Party hereto, and may not be relied upon by any Third Party.

ARTICLE 9: INDEMNIFICATION AND INSURANCE

9.01 MPL Indemnity.

MPL shall defend, indemnify and hold Distributor, its Affiliates, and its and their respective employees, agents, officers, and directors (each a "Distributor Party") harmless from and against any and all losses, liabilities, damages, fees (including, until such time as MPL has notified Distributor in writing that it will assume control of a given Distributor Claim (as defined below), reasonable attorneys fees and costs pertaining to such Distributor Claim), and expenses paid or payable by a Distributor Party to a Third Party and that result from or arise in connection with a claim, suit or other proceeding made or brought by such Third Party (the "Distributor Claim") against any Distributor Party based on:

  the breach of any obligation, covenant, agreement, representation or warranty of MPL contained in this Agreement;
  the distribution, marketing, advertisement, promotion or sale of any of the Licensed Products by MPL, its Affiliates or any Third Party, and any use of any of the Licensed Products (including without limitation Claims based on or relating to Licensed Product liability), prior to the Effective Date or following the termination or expiration of this Agreement;
  any distribution, marketing, advertisement, promotion or sale of the Licensed Products, by MPL, any of its Affiliates or any Third Party with which MPL has entered into an agreement to manufacture, distribute, market, advertise, promote or sell Licensed Product, outside the Territory, and any use outside the Territory of any such Licensed Products that were sold by MPL, any of its Affiliates or any Third Party with which MPL has entered into an agreement to manufacture, distribute, market, advertise, promote or sell Licensed Product, outside the Territory (including without limitation Claims based on or relating to product liability), whether sold by MPL, its Affiliates or any Third Party with which MPL has entered into an agreement to manufacture, distribute, market, advertise, promote or sell Licensed Product, prior to or following the Effective Date;
  infringement of a Third Party's patent rights, trademarks or other intellectual property rights by reason of Distributor's exercise of any of the rights granted by MPL to Distributor in this Agreement, including the right to distribute, market, advertise, promote or sell Licensed Products under this Agreement and the sale by Distributor of Licensed Products under the Trademarks, all in accordance with the provisions of this Agreement;
  the manufacture, labeling or packaging of the Licensed Products by MPL, its Affiliates or any Third Party, and any use of the Licensed Products (including without limitation Claims based on or relating to product liability), whether prior to, or after, the Effective Date; or
  negligence or willful misconduct on the part of MPL, its Affiliates or any Third Party in the performance of MPL's obligations under Section 3.08(a) of this Agreement during the Commencement Period; provided, however, that MPL shall not be obligated to indemnify a Distributor Party for any loss, liability, damages, fees or expenses incurred by such Distributor Party to the extent attributable solely to a breach by Distributor of any obligation, covenant, agreement, representation or warranty of Distributor contained in this Agreement, or to any act or omission constituting recklessness, gross negligence or willful misconduct on the part of Distributor or a Distributor Party.

9.02 Distributor Indemnity.

Distributor shall defend, indemnify and hold MPL, its Affiliates, and its and their respective employees, agents, officers, and directors (each a "MPL Party") harmless from and against any and all losses, liabilities, damages, fees (including, until such time as Distributor has notified MPL in writing that it will assume control of a given Claim, reasonable attorneys fees and costs pertaining to such Claim), and expenses paid or payable by a MPL Party to a Third Party (including without limitation payments that MPL may be required to make to its licensors of any rights pertaining to any of the Licensed Products and suppliers of any components of any Licensed Product) that result from or arise in connection with a claim, suit or other proceeding made or brought by a Third Party ("MPL Claim") based on:

  the breach by Distributor of any obligation, covenant, agreement, representation or warranty of Distributor contained in this Agreement;
  the distribution, marketing, advertisement, promotion or sale of the Licensed Products by Distributor and its Affiliates in the Territory after the Effective Date, but not, however, any use of the Licensed Products (including without limitation Claims based on or relating to product liability), after the Effective Date;
  infringement of a Third Party's trademarks, other than by reason of the use by Distributor of the Trademarks;
  any failure of Distributor to comply with Applicable Laws in connection with the distribution, marketing, advertisement, promotion or sale of the Licensed Products, including but not limited to (i) any failure of promotional materials developed by Distributor to comply with applicable labeling and Licensed Product Registrations and Applicable Law, (ii) the unlawful making by Distributor of any unsupportable or off-label claims with respect to the Licensed Products, and (iii) unlawful communications by Distributor to its sales force (and unlawful communications to the CSO) which otherwise result in Claims; or
  negligence or willful misconduct on the part of Distributor, its Affiliates or any Third Party in the performance of Distributor's obligations under Section 3.08(a) of this Agreement; provided, however, that Distributor shall not be obligated to indemnify a MPL Party for any loss, liability, damages, fees or expenses incurred by such MPL Party to the extent attributable to a breach by MPL of any obligation, covenant, agreement, representation or warranty of MPL contained in this Agreement, or to any act or omission constituting negligence, recklessness, gross negligence, or willful misconduct on the part of MPL or a MPL Party.

9.03 Control of Proceedings.

Each Indemnified Party shall:

  give the indemnifying Party written notice of any Claim or potential Claim promptly after the indemnified Party receives notice of any such Claim or Potential Claim (provided that failure to give any such notice shall not alter or reduce the indemnification obligations of any Indemnifying Party except to the extent that such failure caused the Indemnified Parties to incur increased losses, liabilities, damages or fees);
  allow the indemnifying Party to assume exclusive control of the defense and settlement (including all decisions relating to litigation, defense and appeal) of any such Claim (so long as it has confirmed its indemnification obligation responsibility to such indemnified Party under this Section 9.03 with respect to a given Claim); provided that the controlling Party may not settle such Claim in any manner that would require payment by the other Party, or would materially adversely affect the rights granted to the other Party hereunder, or would materially conflict with the terms of this Agreement, without first obtaining the other Party's prior written consent; and
  reasonably cooperate with the indemnifying Party in its defense of the Claim (including, without limitation, making documents and records available for review and copying and making persons within its/his/her control available for pertinent testimony) at the indemnifying Party's expense. If the indemnifying Party defends the claim, an indemnified Party may participate in, but not control, the defense of such Claim using attorneys of its/his/her choice and at its/his/her sole cost and expense. An indemnifying Party shall have no obligation or liability under this Article 9 as to any Claim for which settlement or compromise of such claim or an offer of settlement or compromise of such Claim is made by an indemnified Party without the prior written consent of the indemnifying Party. If the indemnifying Party notifies the other in writing that it will not defend the other Party against a Claim asserted against the other Party, or if the indemnifying Party fails to defend or take other reasonable, timely action, in response to such Claim asserted against the other Party, the other Party shall have the right, but not the obligation, to defend or take other reasonable action to defend its interests in such proceedings, and shall have the right to litigate, settle or otherwise dispose of any such Claim.

9.04 Insurance.

Distributor shall use its best efforts to obtain and maintain at all times during the Term after the Commencement Date, and thereafter for five (5) years, or as long as such insurance is reasonably and commercially available, (i) comprehensive general liability insurance with coverage limits of not less than Twenty Million US Dollars (USD $20,000,000), (ii) product liability insurance with coverage limits of not less than Fifty Million US Dollars (USD $50,000,000), (iii) workers' compensation insurance coverage, and (iv) auto liability with coverage limits of not less than One Million US Dollars (USD $1,000,000). Distributor will cause MPL to be named as an additional insured on each of such insurance policies. The minimum level of insurance set forth herein shall not be construed to create a limit on Distributor's liability with respect to its indemnification obligations hereunder. Distributor may elect to maintain a policy of self insurance in the foregoing amounts in satisfaction of its obligations hereunder. Prior to the Effective Date (and each anniversary thereof), Distributor shall furnish to MPL a certificate of insurance evidencing such coverage as of the Effective Date (and each anniversary thereof) and upon reasonable request by MPL at any time hereafter. Each such certificate of insurance shall include a provision whereby thirty (30) days' written notice must be received by MPL prior to coverage modification or cancellation by either Distributor or the insurer. MPL shall maintain a policy of self-insurance in amounts sufficient to cover its obligations under the Agreement. NOTE: Distributor may not be able to obtain insurance given it is a start up company. The cost may also be prohibitive.

9.05 LIMITATION OF LIABILITY
  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, IN NO EVENT SHALL EITHER MPL OR DISTRIBUTOR BE LIABLE TO THE OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL OR INDIRECT DAMAGES (INCLUDING, WITHOUT LIMITATION, ANY DAMAGES ARISING FROM THE LOSS OF BUSINESS, DATA, PROFITS OR GOODWILL OR THE COST OF PROCUREMENT OF SUBSTITUTE GOODS, SERVICES OR TECHNOLOGY) INCURRED OR SUFFERED BY THE OTHER PARTY WITH RESPECT TO EITHER PARTY'S PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT, OR FOR ANY OTHER REASON, EVEN IF APPRISED OF THE LIKELIHOOD OF SUCH DAMAGES.

  The limitation of liability expressed in Section 9.05(a) above shall not affect or otherwise limit the obligation of each Party hereunder to indemnify each other (in accordance with the provisions of Section 9.01, 9.02 and 9.03 as applicable) for claims which are brought by Third Parties.

9.06 Survival.

The rights and obligations of the Parties under this Article 9 shall survive the termination or expiration of this Agreement.

ARTICLE 10: FORCE MAJEURE

10.01 Force Majeure.

Any delays in performance by any Party under this Agreement, other than with respect to the payment of obligations, shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the Party affected, including but not limited to acts of God, embargoes, governmental restrictions, materials shortages or failure of any supplier (where such shortage or failure is attributable to an event of force majeure suffered by such supplier), fire, flood, explosion, earthquake, hurricanes, storms, tornadoes, riots, wars, civil disorder, failure of public utilities or common carriers, labor disturbances, rebellion or sabotage. The Party suffering such occurrence shall notify the other Party as soon as practicable of such inability and of the period for which such inability is expected to continue, and any time for performance hereunder shall be extended by the actual time of delay caused by the occurrence; provided, that the Party suffering such occurrence uses Commercially Reasonable Efforts to mitigate any damages incurred by the other Party.

ARTICLE 11: CONFIDENTIALITY

11.01 Confidentiality.

  No Party shall disclose, or permit any of its Affiliates to disclose, any Confidential Information (as defined below) to any Third Party, except, in the case of a disclosure by MPL or any of its Affiliates, with the prior written consent of Distributor, or, in the case of a disclosure by Distributor or any of its Affiliates, with the prior written consent of MPL. No Party shall use any Confidential Information for any purposes other than the exercise of its rights and the performance of its obligations under this Agreement and/or any other express purposes for which such information was disclosed or obtained. Each Party may disclose Confidential Information to its employees, representatives, consultants, professional advisors and agents who require access to such information in performing activities consistent with the exercise of its rights and the performance of its obligations under this Agreement and/or any other express purposes for which such information was disclosed or obtained, provided that each Party shall be fully responsible for any breach of this Article 11 by its employees, representatives, consultants, professional advisors, or agents. All confidential Information shall be held in strict confidence by each Party and shall be protected with the same standard of care that such Party uses in protecting its own confidential information of a similar nature, but in no event shall such Party use less than a reasonable standard of care. For purposes of this Agreement, "Confidential Information" shall mean any and all information:

    regarding the terms of this Agreement; or
    disclosed to or obtained by a Party pursuant to or in connection with the negotiation, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
  This Article 11 shall not apply to any Confidential Information:
    to the extent that the Confidential Information is publicly available or generally known other than by breach of the provisions of this Agreement or is lawfully disclosed by a Third Party which Third Party is not in breach of an obligation of confidentiality or otherwise prohibited from disclosing such Confidential Information;
    to the extent disclosure is necessary to comply with the requirements of the United States Securities and Exchange Commission, the OTC Bulletin Board, any other applicable stock exchange, or any other Governmental Authority, in which event the Party making such disclosure shall notify the other Party as promptly as practicable (and, if possible, prior to making such disclosure), shall consult with the other Party so as to minimize the extent of disclosure and shall, if practicable, seek confidential treatment of such information by the relevant Governmental Authority, including without limitation the United States Securities and Exchange Commission or the OTC Bulletin Board or any other applicable stock exchange;
    disclosed by Distributor to a Third Party subcontractor to the extent of, and pursuant to, an effective confidentiality agreement with such Third Party subcontractor which agreement contains confidentiality provisions substantially similar to those contained herein and provides that MPL and its Affiliates are Third Party beneficiaries of such agreement;
    disclosed by MPL to a Third Party subcontractor to the extent of, and pursuant to, an effective confidentiality agreement with such Third Party subcontractor which agreement contains confidentiality provisions substantially similar to those contained herein and provides that Distributor and its Affiliates are third party beneficiaries of such agreement; or
    disclosure of which is reasonably necessary in connection with (and strictly limited to) enforcement of such Party's rights hereunder. The provisions of this Article 11 shall survive the expiration or termination of this Agreement for a period of five (5) years from the date of such expiration or termination of this Agreement.

11.02 Use of Information.

Each Party shall use, and cause each of its Affiliates to use, any Confidential Information obtained by it from the other Party or their respective Affiliates, pursuant to this Agreement or otherwise, solely in connection with the transactions contemplated hereby.

11.03 Relief.

Each Party shall be entitled, in addition to any other right or remedy it may have, at Applicable Law or in equity, to an injunction, without the posting of any bond or other security, enjoining or restraining any other Party from any violation or threatened violation of this Article 11.

ARTICLE 12: TERM; TERMINATION

12.01 Term.

This Agreement shall become effective on the Effective Date and, unless sooner terminated as provided herein, or unless extended as provided herein, shall expire at one year from the Commencement Date. The period that this Agreement is effective (the "Term") shall be automatically extended by successive one-year periods, each effective on the first (1st) day of the calendar year following the last day of the Term then in effect (the "Renewal Date"), unless at least three (3) months prior to the Renewal Date, either Party advises the other Party that it elects not to permit the extension of the Term.

12.02 Breach.

Failure by either Party to comply with any of its material obligations contained in this Agreement shall constitute a default under this Agreement, and shall entitle the other Party, subject to any cure period set forth below and if it is not in material default hereunder, to give notice specifying in reasonable detail the nature of the default and to exercise the rights of termination as described herein. If any such default is with respect to (i) any payment required to be made by Distributor pursuant to Articles 5 or 7 and is not cured within ten (10) Business Days after receipt of such notice, or (ii) is with respect to any other obligation of either Party and it not cured within ninety (90) days after the receipt of such notice (or, if such default cannot be cured within such ninety (90) day period, if the Party in default does not promptly commence and diligently continue substantive actions to cure such default and thereafter effect full cure of such default within one hundred twenty (120) days after receipt of the foregoing notice of default), the notifying Party shall be entitled, without prejudice to any of its other rights conferred on it by this Agreement and in addition to any other remedies available to it by Applicable Law or in equity, to terminate this Agreement by giving written notice, said termination to take effect immediately upon delivery of such notice.

12.03 Insolvency or Bankruptcy.

In the event that,

  a Party shall commence any case, proceeding or other action:
      under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order of relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts; or
      seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Party shall make a general assignment for the benefit of its creditors; or
  there shall be commenced against a Party any case, proceeding or other action of a nature referred to in clause (a) above that:
      results in the entry of an order for relief or any such adjudication or appointment; or
      remains undismissed, undischarged or unbonded for a period of sixty (60) days; or
      there shall be commenced against the Party any case, proceeding or other action seeking issuance of a warrant of attachment, execution, restraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or
      the Party shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clauses (i), (ii), or (iii) above; or
      the Party shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; then, in addition to any other remedies available to the other Party by Applicable Law or in equity, the other Party may terminate this Agreement by giving written notice to the other Party, which shall be effective immediately upon delivery of such notice, whereupon, all amounts owing under this Agreement shall immediately become due and payable.

12.04 Other Termination.

At any time after there shall have occurred a Recall of any of the Licensed Products or a withdrawal of any of the Licensed Products by MPL, then, in addition to any other remedies available to Distributor under Applicable Law, in equity or under this Agreement, Distributor may terminate this Agreement by giving written notice to MPL, which shall be effective on such date as shall be designated in such notice.

12.05 Effect of Termination or Expiration.

  Upon any early termination of this Agreement or upon expiration of this Agreement pursuant to Section 12.01 Distributor shall promptly:
      return to MPL all relevant records, materials or Confidential Information relating to the Licensed Products in its (or any of its any Affiliate's or contractors') possession or control;
      cease all marketing, sale, promotion, advertising, and distribution of the Licensed Products, and discontinue use of the Trademarks, destroy all advertising or other printed materials bearing the Trademarks, and Distributor's right to use the Trademarks for the Licensed Products in the Territory shall terminate.
  Upon any early termination of this Agreement or upon expiration of this Agreement pursuant to Section 12.01, any acceptance by MPL of any order from Distributor on the sale of any Licensed Products by MPL to Distributor after any such termination or expiration of this Agreement shall not be construed as a renewal or extension of this Agreement or as a waiver of termination or expiration thereof.
  Upon any early termination of this Agreement by either Party for any reason or upon expiration of this Agreement pursuant to Section 12.01, Distributor shall, at its option:
    sell to MPL and MPL shall purchase all of Distributor's remaining inventory of Licensed Products (except Licensed Products with an expiration date of less than twelve (12) months, that Distributor shall destroy) at the per-unit price paid by Distributor to MPL hereunder for such Licensed Products; or
    have the right to continue to market, sell and distribute all of its remaining inventory of Licensed Products.

12.06 Accrued Rights, Surviving Obligations.

  Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of either Party prior to such termination or expiration. Such termination or expiration shall not relieve either Party from obligations that are expressly indicated to survive termination or expiration of this Agreement.
  Without limiting the generality of the last sentence of Section 12.06(a), all of the Parties' rights and obligations under Articles 9 and 11 shall survive any termination or expiration of this Agreement in accordance with their terms.

12.07 Residual Payments.

MPL shall pay to Distributor residual payments following the expiration or termination of this Agreement, as follows:

  for the first twelve (12) month period following the expiration or termination of this Agreement, and payable within forty five (45) days after such expiration or termination, an amount equal to thirty percent (30%) of Average Annual Net Sales; and
  for the second twelve (12) month period following the expiration or termination of this Agreement, and payable within forty-five (45) days after the first anniversary of such expiration of termination, an amount equal to fifteen percent (15%) Average Annual Net Sales.

For purposes of this Agreement, "Average Annual Net Sales" shall be calculated as follows:

(A/B) x 12 where, A = total Net Sales from the Effective Date through the date of expiration or termination; and

B = the total number of months that have elapsed from the Effective Date through the date of expiration or termination.

In no event are the payments set forth above to be considered cumulative payments (i.e., more than forty-five percent (45%) of Average Annual Net Sales). In the event that it is determined that Distributor is in breach of the payment obligations under Section 5.07 of this Agreement, MPL shall be entitled to offset any amounts due and owing MPL against the residual payments due and owing Distributor under this Section 12.07.

ARTICLE 13: GENERAL PROVISIONS

13.01 Assignment.

Neither Party shall assign or otherwise transfer this Agreement or any interest herein or right hereunder without the prior written consent of the other Party, and any such purported assignment, transfer or attempt to assign or transfer any interest herein or right hereunder shall be void and of no effect; except that (a) each Party may assign its rights and obligations hereunder to an Affiliate, (b) MPL may subcontract its rights to manufacture Licensed Products to a Third Party, (c) Distributor may subcontract to Third Parties without MPL's consent unless such subcontract relates to the performance of Distributor's sales and marketing obligations under this Agreement, in which event, MPL's consent shall not be unreasonably withheld (although, with respect to any subcontract, Distributor shall remain primarily responsible for all of its obligations and agreements set forth herein, notwithstanding such assignment or subcontract).

Notwithstanding the foregoing, either Party may assign this Agreement and its rights and obligations hereunder in connection with a sale or transfer of all or substantially all of its business, and no assignment shall be deemed to have occurred in the event of its merger or consolidation or change in control or similar transaction. It is understood and agreed, however, that any assignment of this Agreement in accordance with the terms hereof, shall be fully binding upon, and enforceable against, the permitted successors and assigns of the Parties without further action on the part of the Parties hereto or the permitted successors or assigns thereof.

13.02 Non-Waiver.

Any failure on the part of a Party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

13.03 Notices.

Unless otherwise explicitly set forth herein, any notice required or permitted to be given hereunder shall be in writing and shall be delivered personally by hand, or sent by reputable overnight courier, signature required, to the addresses of each Party set forth below or to such other address or addresses as shall be designated in writing in the same matter:

If to MPL:

Molecular Pharmacology Limited (ACN 110 037 860)

Level 1, 284 Oxford Street

Leederville, Western Australia

Attention: President

Telephone: 61 8 9242 2999

Facsimile: 61 8 9242 5903

With a copy to: Simon Watson, LL.B., B.Ec.

Barrister, Solicitor & Notary Public

17 Ord Street, 6005

West Perth, Western Australia

Attention: Simon Watson, LL.B., B.Ec.

Telephone: 61 8 9322 6855

Facsimile: 61 8 9322 6197

If to Distributor:

Molecular Pharmacology (USA) Limited

12880 Railway Avenue, Unit 35

Richmond, British Columbia V7E 6G4

Attention: President

Telephone: 604-644-5139

Facsimile: 604-275-6301

With a copy to: Venture Law Corporation

618- 688 West Hastings Street

Vancouver, British Columbia V6B 1P1

Attention: Alixe Cormick

Telephone: 604-659-9188

Facsimile: 604-659-1978

13.04 Amendments.

This Agreement may be waived, amended, supplemented or modified only by a written agreement executed by each of the Parties hereto.

13.05 Entirety of Agreement.

This Agreement, with the Exhibits and Schedules attached hereto, and the Services Agreement contain the entire understanding of the Parties with respect to the subject matter hereof and thereof and supersede all previous and contemporaneous verbal and written agreements, representations and warranties with respect to such subject matter. This Agreement shall not be strictly construed against either Party hereto.

13.06 Public Announcements.

The form and content of any public announcement to be made by one Party regarding the subject matter of this Agreement, shall be subject to the prior written consent of the other Party (which consent may not be unreasonably withheld or delayed), except as may be required by Applicable Law (including, without limitation, disclosure requirements of the SEC, OTC Bulletion Board, or any other stock exchange) in which event the other Party shall use Commercially Reasonable Efforts to give the other Party reasonable advance notice and reasonable opportunity to review any such disclosure.

13.07 Governing Law.

This Agreement shall be governed by and construed in accordance with the Applicable Laws of the State of Western Australia and where applicable Australia, without regard to its conflicts of law principles.

13.08 Relationship of the Parties.

In making and performing this Agreement, the Parties are acting, and intend to be treated, as independent entities and nothing contained in this Agreement shall be construed or implied to create an agency, partnership, joint venture, or employer and employee relationship between MPL and Distributor. Except as otherwise expressly provided herein, neither Party may make any representation, warranty or commitment, whether express or implied, on behalf of or incur any charges or expenses for or in the name of the other Party. No Party shall be liable for the act of any other Party unless such act is expressly authorized in writing by both Parties hereto.

13.09 Counterparts.

This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts (and evidence by facsimile), each of which shall be deemed an original as against the Party whose signature appears thereon, but all of which taken together shall constitute but one and the same instrument.

13.10 Severability.

If any part of this Agreement is declared invalid by any legally governing authority having jurisdiction over either Party, then such declaration shall not affect the remainder of the Agreement and the Parties shall revise the invalidated part in a manner that will render such provision valid without impairing the Parties' original intent.

13.11 Cumulative Rights.

Except as herein expressly provided, the rights, powers and remedies hereunder shall be in addition to, and not in limitation of, all rights, powers and remedies provided at Applicable Law or in equity, or under any other agreement between the Parties, and all of such rights, powers and remedies shall be cumulative, and may be exercised successively or cumulatively.

13.12 No Other Rights.

No rights or licenses in or to either Party's patent rights, know-how, copyrights or trademarks are granted by a Party to the other, or shall be created or implied hereunder, except those licenses and rights that are expressly granted in this Agreement.

13.13 Expenses.

MPL and Distributor shall each bear their own direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and, except as otherwise expressly set forth in this Agreement, the performance of the obligations contemplated hereby.

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13.14 Disputes.

In the event there shall occur any dispute between the Parties with respect to any matter under this Agreement, the Parties shall endeavor to resolve such dispute by good faith negotiations which shall include, unless earlier resolved, good faith discussion between the chief operating officer of Distributor and the President of US Pharmaceuticals of MPL.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the Effective Date.

Molecular Pharmacology Limited (acn 110 037 860) in accordance with Section 127 of the Corporations Act 2001

By:

/s/ Simon Watson

__________________________________

Name: Simon Watson

Title: Director

By:

/s/ John Palermo

__________________________________

Name: John Palermo

Title: Director/Company Secretary

Signed bySimon Watson and John Palermo as authorised representative for Molecular Pharmacology Limited (ACN 110 037 860) in the presence of:

/s/ Brooke Chester

_______________________________________

Signature of witness

Brooke Chester

_______________________________________

Name of witness (block letters)

11 Chase Court, Woodvale, Western Australia, Australia

_______________________________________

Address of witness

Secretary

_______________________________________

Occupation of witness

Molecular Pharmacology (USA) Limited

By:

/s/ Brian C. Doutaz

__________________________________

Name: Brian C. Doutaz

Title: Secretary, Treasurer, Chief Financial Officer, Principal Financial Officer and a Member of the Board of Directors

Signed byBrian C. Doutaz and as the authorised representative for Molecular Pharmacology (USA) Limited in the presence of:

/s/ Julia Berry

_______________________________________

Signature of witness

Julia Berry

_______________________________________

Name of witness (block letters)

Richmond, BC

_______________________________________

Address of witness

Retired

_______________________________________

Occupation of witness

Exhibits

Exhibit No.	Description

1.01A	Intellectual Property
1.01B	Trademarks
4.02	Current Package Inserts
5.01(b)	Gross Receipts
5.03(c)	Bi-Annual Supply Schedule
5.05	Minimum Order Amounts
5.06	Price List of Licensed Products
5.09	List of Current Primary Subcontractors
6.04	Safety Data Exchange
6.05	Procedures for Submitting Medical Inquiries
6.08	Procedures for Reporting Licensed Product Complaints

EXHIBIT 1.01A

INTELLECTUAL PROPERTY

Country	Patent application number	Date application filed	Invention
Australia	2004902854	31 May, 2004	Metallo-polypeptide analgesic production method
Australia	2005900638	11 February, 2005	Analgesic and anti-inflammatory composition
United States of America	USA Application 11/059,580 - derived from Australia Patent Application 2005900638	16 February, 2005	Analgesic and anti-inflammatory composition

EXHIBIT 1.01B

TRADEMARKS
Trademark	Registration No.

Tripeptofen	Application 1053074

TRADE NAMES
Trade Names	Registration No.

Tripeptofen	Application 1053074

EXHIBIT 4.02

CURRENT PACKAGE INSERTS

EXHIBIT 5.01(b)

GROSS RECEIPTS

  "Gross Receipts" means and includes the aggregate to the prices charged or chargeable and other remuneration received or receivable for all Licensed Product sold, leased, hired, or otherwise disposed of. Without in any way limiting the generality of the foregoing Gross Receipts shall include:
  orders for Licensed Product all or any of which are accepted by the Distributor;
  sales made as a result of solicitation of business;
  all deposits taken and not refunded to purchasers;
  service, finance or interest charges made by the Distributor on any type of account which itself was or should have been included within Gross Receipts;
  all sales made or services provided by any concessionaire or licensee.
  The term "Gross Receipts" will not include or, if they have been initially included there will be deducted:
  the net amount of discounts reasonably and properly allowed to any customer in the usual course of business;
  the amount of losses incurred in the re-sale or disposal of goods reasonably and properly purchased from customers as trade-ins in the usual course of business;
  the amount of uncollectable credit accounts to the extent that the same are written off by the Distributor but if any such accounts are subsequently recovered then the amount received shall be included in the Gross Receipts for the Accounting Year in which they were recovered;
  the amount of any purchase, receipt or other similar tax imposed upon the purchase price or cost of hire of merchandise or services at the point of sale or hire;
  the amount of delivery charges;
  the price of merchandise returned to shippers, wholesalers or manufacturers;
  Each sale on an instalment basis including lay-bys, hire purchase credit sales and any other sales on credit or terms will be treated as a sale for the full price at the time the sale is made irrespective of the time of payment thereof but the amount of any instalment of purchase moneys refunded to customers where a lay-by transaction is cancelled and the amount of any cash or credit refund allowed on a transaction the proceeds of which have previously been included as gross receipts where the merchandise is returned and the sale is cancelled or fees for the services are refunded wholly or in part shall not be included in the term "Gross Receipts" and, if initially included, shall be deducted.

EXHIBIT 5.03(c)

BI-ANNUAL SUPPLY SCHEDULE PROCEDURES

EXHIBIT 5.05

MINIMUM ORDER AMOUNTS
Licensed Product	Minimum Order Amount

EXHIBIT 5.06

PRICE LIST OF LICENSED PRODUCTS

EXHIBIT 5.09

LIST OF CURRENT PRIMARY SUBCONTRACTORS

EXHIBIT 6.04

SAFETY DATA EXCHANGE

EXHIBIT 6.05

PROCEDURES FOR SUBMITTING MEDICAL INQUIRIES

Medical inquiries regarding the Licensed Products shall be submitted by Distributor or Physicians directly to MPL by calling the number below:

Submit all medical queries by calling: ___________________________________

Or by fax to: _______________________________________________________

EXHIBIT 6.08

PROCEDURES FOR REPORTING LICENSED PRODUCT COMPLAINTS

Information to be supplied by Distributor to MPL, to the extent available, regarding complaints relating to the Licensed Product:

Name, address and phone number of caller/complainant: ____________________________________.

Description of inquiry or complaint: ____________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

Licensed Product strength, size (e.g., XXX, bottle of YY): _________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

Lot number, expiration date: _________________________________________________________

Name, address and phone number of person reporting/forwarding complaint to Distributor (e.g. pharmacist) and sample availability information: __________________________________________

_________________________________________________________________________________

Name of Distributor representative forwarding information: _________________________________

MPL Customer Response Center (CRC) at: ______________________________________________

Note: the complaint sample should be returned to MPL for evaluation.